Exhibit 99.1
ENLIGHT RENEWABLE ENERGY LTD.

13 Amal St.
Afek Industrial Park
Rosh Ha’ayin 4809249
Israel

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on April 10, 2024

A Special Meeting of shareholders of Enlight Renewable Energy Ltd. (the “Company”) will be held at the offices of the Company, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, on Wednesday, April 10, 2024, at 4:00 p.m. Israel time, or at any adjournments or postponements thereof (the “Special General Meeting”), for the following purposes:

1.	To approve the amended Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A (the “Amended Compensation Policy”).

2.
To approve the grant of 87,023 restricted share units to, and an amendment to the terms of engagement of, Mr. Gilad Yavetz, the Company’s co-founder, chief executive officer and a director of the Company.

3.	To approve grants of restricted share units to each of the Company’s directors, other than the chief executive officer, as follows:

a.	14,233 restricted share units to Mr. Yair Seroussi, the Company’s chairman.

b.	5,112 restricted share units to Ms. Liat Benyamini.

c.	5,112 restricted share units to Mr. Yitzhak Betzalel.

d.	5,112 restricted share units to Ms. Alla Felder.

e.	5,112 restricted share units to Mr. Zvi Furman.

f.	5,112 restricted share units to Ms. Michal Tzuk.

g.	5,112 restricted share units to Dr. Shai Weil.

4.	To approve the issuance of an exemption letter to our chief executive officer and each of our directors, exempting them from liability towards the Company under certain limited circumstances.

The approval of each of Proposals 2, 3 and 4 above is subject to the approval of Proposal 1 above. The Company is currently unaware of any other matters that may be raised at the Special General Meeting.

Board of Directors Recommendation

The Board of Directors has previously approved, and unanimously recommends that you vote “FOR” each of the above proposals, as are described in the Proxy Statement.

Record Date

Only holders of record of ordinary shares, par value NIS 0.1 per share (the “Ordinary Shares”), at the close of business on Wednesday, March 6, 2024 (the “Record Date”) will be entitled to receive notice of and to vote at the Special General Meeting.

How You Can Vote

For information regarding how you can vote, refer to “How You Can Vote” in the attached Proxy Statement.

Even if you plan to attend the Special General Meeting, the Board of Directors unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Special General Meeting.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel Tel: +972 3 9008700, Sunday through Thursday between 10:00 a.m. – 3:00 p.m. Israel time, and will also be made available to the public on the Company’s website http://www.enlightenergy.com, the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,

Yair Seroussi
Chairman of the Board of Directors

Rosh Ha’ayin, Israel
March 1, 2024

ENLIGHT RENEWABLE ENERGY LTD.

13 Amal St.
Afek Industrial Park
Rosh Ha’ayin 4809249
Israel

PROXY STATEMENT

FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON April 10, 2024

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.1 per share (the “Ordinary Shares”), of Enlight Renewable Energy Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Special general meeting of shareholders (the “Special General Meeting”), to be held on Wednesday, April 10, 2024, at 4:00 p.m. Israel time at the offices of the Company, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, or at any adjournments or postponements thereof.

It is proposed that the following proposals will be adopted at the Special General Meeting:

1.	To approve the amended Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A (the “Amended Compensation Policy”).

2.
To approve the grant of 87,023 restricted share units to, and an amendment to the terms of engagement of, Mr. Gilad Yavetz, the Company’s co-founder, chief executive officer and a director of the Company.

3.	To approve grants of restricted share units to each of the Company’s directors, other than the chief executive officer, as follows:

a.	14,233 restricted share units to Mr. Yair Seroussi, the Company’s chairman.

b.	5,112 restricted share units to Ms. Liat Benyamini.

c.	5,112 restricted share units to Mr. Yitzhak Betzalel.

d.	5,112 restricted share units to Ms. Alla Felder.

e.	5,112 restricted share units to Mr. Zvi Furman.

f.	5,112 restricted share units to Ms. Michal Tzuk.

g.	5,112 restricted share units to Dr. Shai Weil.

4.	To approve the issuance of an exemption letter to our chief executive officer and each of our directors, exempting them from liability towards the Company under certain limited circumstances.

The approval of each of Proposals 2, 3 and 4 above is subject to the approval of Proposal 1 above.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on Wednesday, March 6, 2024 (the “Record Date”) will be entitled to receive notice of, and to vote on the matters to be presented at, the Special General Meeting. At the close of business on January 31, 2024, the Company had outstanding 117,963,310 Ordinary Shares. In the event of two or more shareholders that are joint holders of a share and are present and voting – only the vote of the head of the joint owners present and voting will be taken into consideration, and the votes of the other joint owners will not. For this purpose, the head of the joint owners will be considered the person whose name is recorded first in the register of shareholders from those present and voting.

How You Can Vote

A form of proxy card for use at the Special General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders may vote at the Special General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company within the timeframes outlined below, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. If you are a registered shareholder, subject to applicable law and the rules of the Nasdaq Stock Market, LLC (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly dated, executed and delivered proxies will be voted FOR all of the proposed resolutions to be presented at the Special General Meeting for which the Board of Directors recommends a “FOR” vote.

Whether or not you plan to attend the Special General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience.

−
Shareholders of record are requested to complete, date and sign the enclosed form of proxy and to return it no later than Wednesday, April 10, 2024, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET on Tuesday, April 9, 2024) before the Special General Meeting starts), in the pre-addressed envelope provided. Alternatively, such shareholders may vote electronically before such time at www.proxyvote.com using the control number provided with your proxy materials.

−
If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds the shares through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to such Ordinary Shares (“Beneficial Owners”). A Beneficial Owner as of the Record Date has the right to direct the bank, broker or other nominee how to vote Ordinary Shares beneficially owned by such Beneficial Owner at the Special General Meeting. If your Ordinary Shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or other nominee (who is considered, with respect to such Ordinary Shares, as the shareholder of record), together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares.

−
Shareholders registered in the Company’s shareholders register in Israel (“Registered Shareholders”) and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE” and “TASE Member”, respectively) that are included among the Ordinary Shares registered in the Company’s shareholders register in Israel under the name of a nominee company in Israel (“Non-registered Shareholders”) should deliver or mail (via registered mail) a completed written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“TASE Ballot”)) to the Company’s offices, c/o Ms. Lisa Haimovitz, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel no later than Wednesday, April 10, 2024, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the Special General Meeting starts). By this time, both Registered Shareholders and Non-registered Shareholders must also provide the Company with a copy of their identity card, passport or certificate of incorporation (“Identifying Information”). A TASE Ballot submitted by a Registered Shareholder without Identifying Information attached to it will not be valid. Non-registered Shareholders must also provide the Company with an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution (“Ownership Certificate”), as required by the Israel Companies Law 5759-1999 (the “Companies Law”) and Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. A TASE Ballot submitted by a Non-registered Shareholder without an Ownership Certificate attached to it will not be valid. A Non-registered Shareholder is entitled to receive the Ownership Certificate at the branch of the TASE Member through which such shareholder holds his Ordinary Shares, or request from such TASE Member to deliver it by mail. Such a request shall be provided to the relevant TASE Member in advance, and with respect to a specific securities account. A Non-registered Shareholder may direct the relevant TASE Member to deliver the Ownership Certificate to the Company through the electronic voting system of the Israel Securities Authority (the “Electronic Voting System”). Alternatively, Non-registered Shareholders may vote electronically via the Electronic Voting System, no later than Wednesday, April 10, 2024, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the Special General Meeting starts). A Non-registered Shareholder should receive instructions about electronic voting from the TASE Member through which such Non-registered Shareholder holds his Ordinary Shares.

Execution of a proxy will not in any way affect a shareholder’s right to attend the Special General Meeting and vote in person, and any person giving a proxy has the right to revoke it in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005 (the “Companies Law Regulations (Proxy Voting)”).

−	Shareholders of record who intend to vote their Ordinary Shares in person are requested to bring proof of identity to the Special General Meeting.

−
Because a Beneficial Owner with shares held in “street name” is not a shareholder of record, such shareholders may not vote those Ordinary Shares directly at the Special General Meeting unless they obtain a “legal proxy” from the bank, broker or other nominee that holds the Ordinary Shares directly, giving them the right to vote the Ordinary Shares at the Special General Meeting. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the Special General Meeting agenda may be considered routine. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for all proposals.

−
Both Registered Shareholders and Non-registered Shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information and Non-registered Shareholders must also provide an Ownership Certificate, no later than Wednesday, April 10, 2024, at 14:00 p.m. Israel time (i.e., at least two (2) hours before the Special General Meeting starts). Both Registered Shareholders and Non-registered Shareholders may revoke their proxies or TASE Ballot (as applicable) in accordance with Section 9 of the Companies Law Regulations (Proxy Voting).

Even if you plan to attend the Special General Meeting, the Board unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Special General Meeting.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Special General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to the shareholders on or about Monday, March 11, 2024. In addition to solicitation of proxies by the shareholders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card will also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Change or Revocation of Proxy

Any shareholder of record at the close of business on the Record Date returning the accompanying proxy may revoke such proxy at any time prior to the Special General Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the Special General Meeting or requesting the return of the proxy at the Special General Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the Special General Meeting. Written revocations and later-dated proxies should be sent in accordance with Section 9 of the Companies Law Regulations (Proxy Voting), to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel. Attendance at the Special General Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you are a Beneficial Owner with shares held in “street name,” you may change your vote by submitting new voting instructions to your bank, broker or other nominee in accordance with Section 9 of the Companies Law Regulations (Proxy Voting) or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the Special General Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a TASE Member and wish to change your voting instructions, you must contact the TASE Member through which you hold your shares.

Quorum and Vote Required for Approval of Each of the Proposals

One (1) or more shareholders holding Ordinary Shares representing in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the Special General Meeting and entitled to vote thereat, will constitute a quorum (a “Quorum”). If within 30 minutes from the time appointed for the Special General Meeting a Quorum is not present, the Special General Meeting shall be adjourned to the same day of the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. In the event that a Quorum is not present 30 minutes from the time appointed for the reconvened meeting, the reconvened meeting will take place with any number of shareholders.

Pursuant to the Companies Law, the approval of each of Proposals 1 through 4 requires the affirmative vote of at least a majority of the voting power represented at the Special General Meeting, in person or by proxy, and voting on the matter presented, provided that with respect to only Proposals 1, 2 and 4 (as it relates to the chief executive officer), either: (i) such majority includes a majority of the Ordinary Shares voted at the Special General Meeting by shareholders who are not Controlling Shareholders (as defined below) and do not have a Personal Interest (as defined below) in the approval of such Proposal, disregarding abstentions; or (ii) the total number of Ordinary Shares voted against the approval of such Proposal by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law:

“Personal Interest” means a shareholder’s personal interest in an act or a transaction of a company, including the personal interest of his or her Relatives (as defined below) or of an entity in which such shareholder or his or her Relative is an Interested Party (as defined below). Personal Interest excludes a personal interest arising solely from holding a company’s shares and includes a Personal Interest of any person voting pursuant to a proxy provided to him or her by another person with respect to the proposal, even if the person providing the proxy does not have a Personal Interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a Personal Interest will also be seen as a vote of a person with a Personal Interest, whether the discretion to vote is in the hands of the voter or not.

“Relative” means a person’s (a) brother, sister, parent, grandparent or descendant, (b) spouse, or (c) the spouse’s brother, sister, parent or descendant (or in each case the spouse thereof).

“Interested Party” means any person that either:

(a) holds five percent (5%) or more of an entity’s issued share capital or voting rights;

(b) has the right to appoint a director to an entity’s board of directors or the chief executive officer thereof; or

(c) is a member of an entity’s board of directors or serves as the chief executive officer thereof.

“Controlling Shareholder” means, for purposes of each Proposal and elsewhere as specifically referenced in this Proxy Statement, any shareholder who has the ability to direct the Company’s activity, including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

In connection with the above and for the purpose of only Proposals 1, 2 and 4 (as it relates to the chief executive officer), each shareholder who attends the Special General Meeting in person, by proxy or by a voting card will advise the Company or indicate in the proxy card or the voting card, as the case may be, whether or not that shareholder is a Controlling Shareholder or has a Personal Interest in the approval of each such Proposal. Failure to advise or indicate as described above will require the Company to assume that such shareholder has a Personal Interest in the approval of the relevant Proposal, and disqualify such shareholder’s vote on such Proposal. The Company may not assume that a shareholder, who signs and returns a proxy card without a specific indication as to the absence of Personal Interest of such shareholder, has no Personal Interest with respect to Proposals 1, 2 and 4 (as it relates to the chief executive officer).

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a Quorum. Apart from for the purpose of determining a Quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Special General Meeting, only Ordinary Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary Shares present at the Special General Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Position Statements

Shareholders wishing to express their position on a proposal included in the agenda for the Special General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel. Any Position Statement received that is in accordance with the guidelines set forth by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements must be submitted to the Company by no later than Sunday, March 31, 2024.

It is noted that there may be changes to the agenda after publishing this Proxy Statement and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda for the Special General Meeting will be furnished to the SEC on a Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov.

Other Matters

The Company is currently unaware of any other matters that may be raised at the Special General Meeting. Should any other matters be properly raised at the Special General Meeting, the persons designated as proxies will vote according to their own judgment on those matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the Special General Meeting by submitting their proposals to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, no later than the close of business on Friday, March 8, 2024. If the Company determines that a shareholder’s proposal is suitable for discussion at the Special General Meeting, a revised agenda will be published by the Company.

Voting Results

The final voting results will be tallied by the Company based on the information provided by our tabulation agent, Broadridge Financial Solutions, Inc., or otherwise, and the overall results of the Special General Meeting will be published following the Special General Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2022, see Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023 (the “Annual Report”), a copy of which is available on the SEC’s website at http://www.sec.gov or on the Company’s website at https://enlightenergy.co.il.

CORPORATE GOVERNANCE

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of Company directors must not be less than five (5) and shall not exceed thirteen (13) members. The term of office of the directors expires at each annual general meeting, provided that their respective replacement has been duly elected or appointed. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election, provided that their respective replacement has been duly elected or appointed.

As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from certain Companies Law requirements, including a requirement to appoint “external directors” and related rules concerning the composition of the audit committee and compensation committee of the Board of Directors. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to the Company so long as the Company complies with the following: (i) the Company does not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) the Company’s Ordinary Shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) the Company complies with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement. As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding the Company’s corporate governance practices and foreign private issuer status, see Item 16.G. “Corporate Governance” of the Company’s Annual Report.

Committees of the Company’s Board of Directors

The Board of Directors has established an audit committee, a compensation committee, a nominating committee, and an environmental, social and governance committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. The Company has elected to opt out from the Companies Law rules concerning the composition of the audit committee and compensation committee, and has instead elected to comply with the audit committee and compensation committee composition requirements of Nasdaq applicable to U.S. domestic listed companies. For more information regarding the Company’s committees, see Item 6.C. “Board Practices - Committees of our Board of Directors” of the Company’s Annual Report.

Other Corporate Governance Practices

Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:

☑	Base a portion of the compensation opportunity of our executive officers on our and their respective performance.	☑	Annual bonuses are subject to the attainment of pre-set periodic objectives, individual and Company targets determined annually, and to discretionary evaluations.

☑	Set annual performance targets to our chief executive officer based on measurable objectives.	☑
Offer equity and cash compensation which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Adopted a ‘clawback policy’ and include in our Compensation Policy ‘clawback’ provisions which allow us under certain circumstances to recoup excess incentive compensation to executive officers where the company is required to prepare a financial restatement to correct a material error.
		☑	Taylor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.

☑	Maintain a majority independent Board of Directors.	☑
Include in our compensation policy measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limit cash bonuses and equity-based compensation, as well as the ratio between the variable and the total compensation of an executive officer, and set minimum vesting periods for equity-based compensation.

☑	Maintain entirely independent audit, compensation, and environmental, social and governance committees.	☑	Regularly review executive compensation.

☑	Designed and implemented revised Board procedures to comply with the requirements of a dually listed company.

DIVERSITY OF THE BOARD OF DIRECTORS

The table below provides certain information regarding the diversity of the Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

BENEFICIAL OWNERSHIP OF THE COMPANY’S ORDINARY SHARES

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, Ordinary Shares subject to options or other rights that are exercisable on or within 60 days of January 31, 2024, are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of calculating the percentage ownership of that person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 117,963,310 Ordinary Shares outstanding as of January 31, 2024.

All of the Company’s shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares. Neither the Company’s principal shareholders nor the Company’s directors and executive officers will have different or special voting rights with respect to their Ordinary Shares. Unless otherwise noted, the address of each shareholder listed below is 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

Principal shareholders	Number of Ordinary Shares	% of Outstanding Ordinary Shares
Migdal Insurance and Financial Holdings Ltd.(1)	10,014,090	8.49%
Harel Insurance Investments & Financial Services Ltd.(2)	8,054,314	6.83%
Altshuler Shaham Ltd.(3)	5,840,833	4.95%
The Phoenix Holdings Ltd.(4)	13,103,346	11.11%
Meitav Dash Investments Ltd.(5)	8,703,688	7.38%
Clal Investments Ltd.(6)	7,936,313	6.73%
Menora Mivtachim Holdings Ltd. (7)	6,015,532	5.10%
Directors and executive officers
Gilad Yavetz(8)	1,955,470	1.64%
Nir Yehuda(9)	319,039	*
Amit Paz(10)	1,597,968	1.35%
Ilan Goren(11)	250,931	*
Michael Avidan(12)	50,375	*
Yair Seroussi(13)	356,250	*
Liat Benyamini	-	*
Michal Tzuk	-	*
Alla Felder	-	*
Dr. Shai Weil(14)	40,552	*
Yitzhak Betzalel	-	*
Zvi Furman	-	*
All executive officers and directors as a group (12 persons)	4,570,586	3.85%

* Indicates ownership of less than 1%.

(1)
Consists of 10,014,090 Ordinary Shares beneficially owned by Migdal Insurance and Financial Holdings Ltd. (“Migdal”) and entities under its control. Migdal is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholder of Migdal is Mr. Shlomo Eliyahu. The address of Migdal is Efal 4, Petach Tikva, Israel.

(2)
Consists of 8,054,314 Ordinary Shares beneficially owned by Harel Insurance Investments & Financial Services Ltd. (“Harel”) and entities under its control. Harel is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.

(3)
Consists of 5,840,833 Ordinary Shares beneficially owned by Altshuler Shaham Ltd. (“Altshuler”) and entities under its control. To the Company's knowledge, the ultimate controlling shareholders of Altshuler are Messrs. Gilad Altshuler and Kalman Shaham, through companies owned by them. Altshuler’s address is 21 Habarzel Street, Lobby B, Ramat Hachayal, Tel-Aviv Israel.

(4)
Consists of 13,103,346 Ordinary Shares beneficially owned by The Phoenix Holdings Ltd. (“Phoenix”) and entitles under its control. Phoenix is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholders of Phoenix, through their control in Belanus Lux S.a.r.l (an entity incorporated under the laws of Luxemburg), are Mr. Matthew Botein, CCP III Cayman GP Ltd. and Mr. Lewis (Lee) Sachs. The address of Phoenix is Hashalom Rd. 53, Givatayim, Israel.

(5)
Consists of 8,703,688 Ordinary Shares beneficially owned by Meitav Dash Investments Ltd. (“Meitav”) and entitles under its control. Meitav is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholders of Meitav are Mr. Eli Barkat, through his holdings in BRM Finance Ltd., a company incorporated in Israel, and Mr. Avner Stepak, who holds Ordinary Shares directly and through Maya Holdings (Yeelim) Ltd., a company incorporated in Israel. The address for Meitav is 30 Darech Sheshet Haim St., Bnei Brak, Israel.

(6)
Consists of 7,936,313 Ordinary Shares beneficially owned by Clal Investments Ltd. and entitles under its control. Clal is a public company with shares traded on the TASE. As disclosed by Clal in its annual report for 2022 filed with the TASE on March 30, 2023, there is no controlling interest in Clal.

(7)
Consists of 6,015,532 Ordinary Shares beneficially owned by Menora Mivtachim Holdings Ltd. and entitles under its control. Menora is a public company with shares traded on the TASE. As disclosed by Menora in its annual report for 2022 filed with the TASE on March 29, 2023, Tali Griffel and Niva Gurvitz are the ultimate controlling shareholders of Menora.

(8)
Consists of (i) 796,198 Ordinary Shares beneficially owned directly by Mr. Yavetz and (ii) 1,159,272 Ordinary Shares subject to options held by Mr. Yavetz that are exercisable within 60 days of January 31, 2024.

(9)
Consists of (i) 1,400 Ordinary Shares beneficially owned directly by Mr. Yehuda and (ii) 317,639 Ordinary Shares subject to options held by Mr. Yehuda that are exercisable within 60 days of January 31, 2024.

(10)
Consists of (i) 765,468 Ordinary Shares beneficially owned directly by Mr. Paz and (ii) 832,500 Ordinary Shares subject to options held by Mr. Paz that are exercisable within 60 days of January 31, 2024.

(11)	Consists of 250,931 Ordinary Shares subject to options held by Mr. Goren that are exercisable within 60 days of January 31, 2024.

(12)	Consists of 50,375 Ordinary Shares subject to options held by Mr. Avidan that are exercisable within 60 days of January 31, 2024.

(13)	Consists of 356,250 Ordinary Shares subject to options held by Mr. Seroussi that are exercisable within 60 days of January 31, 2024.

(14)
Consists of 40,552 Ordinary Shares beneficially owned directly by Dr. Weil. Not included as beneficially owned by Dr. Weil are 807,604 Ordinary Shares owned directly by Givon Investments Partnership (GAAS), which is controlled by the Weil family of which Dr. Weil is a part.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

You should carefully read this entire Proxy Statement, including the documents referred to in this Proxy Statement.

PROPOSAL NO. 1

AMENDED COMPENSATION POLICY

Pursuant to the Companies Law, the Company is required, and has adopted, a compensation policy regarding the terms of employment and office of its officers. Pursuant to the Companies Law, the terms “officer” comprises, among others, a company’s directors, general manager and each manager who is directly subordinate to the general manager. In addition, the Companies Law requires a publicly traded company such as the Company to periodically review its compensation policy and to re-approve the compensation policy at least once every three years. For a company to approve or re-approve a compensation policy, the Companies Law requires approval by the board of directors following approval by the compensation committee. In addition, the compensation policy requires approval by such company’s shareholders with a special majority described elsewhere in this Proxy Statement. However, in the event that the compensation policy is not approved by the shareholders, the Companies Law permits the board of directors to approve it, provided that the compensation committee and the board of directors have determined, following further discussion of the matter and based on reasons to be specified, that the approval of the compensation policy is in the best interests of the company.

Our current compensation policy was approved by our shareholders in August 2021 for a period of up to three years. At the Special General Meeting, our shareholders will be asked to approve the amended compensation policy applicable to the Company’s directors and officers, substantially in the form attached hereto as Exhibit A (the “Amended Compensation Policy”). Following review and approval by our compensation committee, our Board of Directors reviewed and approved the Amended Compensation Policy in November 2023 and recommended that shareholders do the same.

In their approval of the Amended Compensation Policy, the compensation committee and Board of Directors considered several factors, including (i) increased growth of the Company’s operations, (ii) the Company’s expanding global footprint and complexity, (iii) increased demands on executives as a result of being a U.S. public company dually listed in Israel, (iv) the Company’s strong recent financial growth, (v) enhanced capital and debt structure, (vi) the need to retain qualified employees and managers in a competitive environment and (vi) the changing macroeconomic environment in which the Company operates. In addition to these factors, the compensation committee and Board of Directors considered the results of a comparative study of executive compensation with peer group companies in Israel and the U.S.

Increased Growth of Company’s Operations

We have recently undergone a significant expansion of business activity, converting large portions of our pipeline into operational solar and wind projects while laying the foundation for continued rapid growth.

During 2023, 487 MW of energy generation capacity and 277 MWh of energy storage capacity reached commercial operation date (COD); projects with 154 MW and 110 MWh of capacity, respectively, entered into construction; and 871 MW and 2.7 GWh of capacity, respectively, entered the pre-construction phase as mature projects.

 In 2024, Enlight expects to commence construction on projects with a combined total of over 1 GW of generation capacity and 2.9 GWh of storage capacity, while reaching COD on projects of over 0.5 GW of generation capacity and 1.6 GWh of storage capacity. Collectively these projects represent a growth of 84% above our current operational generation capacity and 1,615% of our current operational storage capacity. This represents a major step forward in the growth of the Company, reflecting the depth of our portfolio.

Expanding Global Footprint and Complexity

Although the Company is incorporated and headquartered in Israel, our operations have become increasingly global since 2021. We currently operate across 11 different countries on three continents and across multiple technologies. In August 2021, the same month as the current compensation policy was approved, we first entered the United States through the acquisition of Clēnera, our subsidiary. Since then, our U.S. and European operations have significantly deepened and expanded. Of our mature projects, 86% are located either in Europe or in the United States. In 2024, the complexity of the Company’s international operations will continue to grow: we intend to commence construction on projects across three different states in the United States, three European countries and Israel.

Our global footprint, corporate structure and operating model require careful coordination of business activities, presenting our senior management with more complex legal, integration, communications, compliance and other challenges, and demanding more of their time and attention, as the Company has grown. In particular, our growing international presence requires compliance with an increasing number of tax regimes around the world, presenting challenges to Company senior management due to new and frequent changes to those tax laws and relevant tax treaties and revised interpretations of existing tax law and precedents, which can have a significant effect on our projects and results of operation and require significant time to manage.

Increased Demands as a Result of being a U.S. Public Company Dually Listed in Israel

Although our ordinary shares were previously listed on the TASE, we only became a public company in the U.S. in February 2023, when our shares were listed on Nasdaq for the first time.

A U.S. public listing entails significant additional finance, legal, accounting, compliance and other obligations which require management attention, with heightened potential sanctions associated with operating as a public company in the U.S. market. For example, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform Act, the listing requirements of Nasdaq and generally applicable U.S. securities rules and regulations each impose heightened requirements on U.S. public companies, including regarding public disclosure, establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

Since listing on Nasdaq, our management has dedicated substantial effort to comply with these obligations. Moreover, these complex rules and regulations have increased the legal and financial challenges associated with some of our operational activities, making them more time-consuming and demanding. The efforts and resources required to comply with requirements applicable to a U.S. public company are in addition to those required to comply with the Israeli requirements, as we continue to operate as a dually listed company.

Strong Recent Financial Growth

Enlight’s full year 2023 financial results reveal the strength of Enlight’s combined developer and IPP business model. Revenue was $256m, an increase of 33% year over year, net income was $98m, an increase of 157% year over year, and Adjusted EBITDA was $198m, an increase of 45% year over year, demonstrating Enlight’s ability to deliver above-market growth and above-market returns. In a year of adversity across the renewable energy industry, Enlight’s financial and operational performance stood out. In 2023, Enlight improved future project returns by amending PPA prices higher and capturing the decline in equipment costs. In addition, lower interest rates eased access to funding and increased the levered returns on our projects.

Enhanced Equity and Debt Structure

During the past few years, the Company's management realized considerable achievements in the field of financing, strengthening the Company’s equity and debt structure, including:

•	Initial public offering on Nasdaq, in which the Company raised $271m in equity;

•
Financial close of Atrisco Solar in the fourth quarter of 2023 for $300m of construction finance and $198m of tax equity commitments, resulting in $204m of excess equity capital from the project being recycled back to the Company; and

•
Financial close of the Solar + Storage Cluster in Israel, in the fourth quarter of 2023 for $211m of project finance debt, and recycled $121m of excess equity capital from the project back to the Company.

As of February 26, 2024, the Company possesses total available revolving credit facilities of $260m, up $90m from the end of the third quarter.

Need to Retain Qualified Employees and Managers in a Competitive Environment

Concurrently with our increased global footprint and operations, the number of our employees has also increased substantially. As of December 31, 2020, we had 67 full-time employees and as of December 31, 2021 the number of our employees increased to 190 (95 of whom were employed with Clēnera in the U.S.). As of February 28, 2024, we had 279 full-time employees (133 of whom are employed with Clēnera in the U.S.), representing an increase of 316% and 47% compared to year-end 2020 and 2021, respectively. Our senior officers are obligated to manage a multiplicity of human resource issues that arise as a result of our burgeoning workforce.

Although the Company has been successful to date in recruiting and retaining highly qualified senior level employees, we face intense competition fueled by increased demand for qualified individuals in the technology and energy sectors, including for qualified directors and officers in Israel. We believe that our ability to recruit and maintain experienced directors and qualified senior executives in order to support continued growth in the Company's operations is one of the most important ongoing objectives that the Amended Compensation Policy is intended to help us address.

Changing Macroeconomic Environment

Since August 2021, the macro-economic environment in which we operate has evolved, presenting challenges such as the COVID-19 pandemic, supply chain disruptions and shortages of certain electronic components, and changing labor and regulatory environments. For example, several wind OEMs (original equipment manufacturers) struggled to meet their supply obligations during 2023.

In addition, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have increased volatility associated with natural gas and electricity prices throughout Europe, increasing the complexity associated with planning European wind and solar projects. More recently, the ongoing war in Israel following a series of attacks on October 7, 2023 by the Hamas terrorist organization in southern Israel has raised personnel and other challenges, among others, associated with reserve call-ups of many of our employees.

Although we experienced no material disruptions in our operations during this period, the changing macroeconomic environment in which we operate has increased the time and attention required of our senior managers as they develop and implement a variety of strategies to mitigate risk.

Comparative Study of Executive Compensation with Peer Group Companies

To prepare the Amended Compensation Policy, the compensation committee reviewed the current compensation policy and carefully considered several potential adjustments to adapt such policy to the increasing demands and obligations placed on our senior managers, as described above. The compensation committee also commissioned a comparative benchmark study comparing executive compensation of the Company with peer group companies in Israel and the U.S. (the “Comparative Benchmark”).

The Comparative Benchmark conducted by Deloitte in October 2023 also made various recommendations for adjusting the compensation of our executives in order to remain competitive with the sample peer group companies included in the study, which in turn requires that certain amendments to our Compensation Policy be made.

The Comparative Benchmark was based on publicly available information for fiscal year 2022 with respect to the following compensation components: base salary, annual bonus and equity compensation. As part of the analysis, corresponding compensation components for the Company’s officers in 2022 was considered.

Based on their review of the current compensation policy and the Comparative Benchmark, the compensation committee and Board considered the following proposed changes under the Amended Compensation Policy: new caps on base salary and annual bonus; revised ratios of salary cost of the officers and the average and median salary cost of other employees; revised ratios of the compensation package (salary cost, annual bonus and equity compensation) of each of the officers to the average and median compensation package of the other employees; and revised ratios of the variable and fixed compensation components. The changes were considered from the perspective of, among others, annual cost of salary, annual bonus, short- and long-term incentive, and the variable and fixed compensation components. Following such consideration, both the compensation committee and Board concluded that the proposed amendments were reasonable in light of market practices at peer group companies.

The Amended Compensation Policy

The proposed amendments to our compensation policy include, among others, the following changes, the description of which is qualified in its entirety to the text of the Amended Compensation Policy itself, which is marked to show changes from the current compensation policy and attached as Exhibit A:

•
The ratio between the salary cost of the officers and the average and median salary cost of other employees, and the ratio between the compensation package (salary cost, annual bonus and equity compensation) of each of the officers, to the average and median compensation package of the other employees, shall not exceed:

	Ratio between salary cost to average cost of salary	Ratio between salary cost to median cost of salary	Ratio between compensation package to officers and average compensation package	Ratio between compensation package and median compensation package
Chief executive officer	1:10	1:12	1:20	1:30
Officer	1:5	1:6	1:10	1:15

Prior to the proposed changes to our compensation policy, the above ratios were set at:

	Ratio between salary cost to average cost of salary	Ratio between salary cost to median cost of salary	Ratio between compensation package to officers and average compensation package	Ratio between compensation package and median compensation package
Chief executive officer	1:3.15	1:3.21	1:7.45	1:9.28
VPs	1:2.04	1:2.11	1:3.02	1:4.02

•
A deviation of up to 10% (instead of up to 3.5 times) from the above proposed ratios shall be considered reasonable and is therefore permitted. However, deviations to a greater extent than this must be discussed by the compensation committee and Board of Directors, and these may approve compensation that deviates from the ratios above by more than 10%.

•
The desired ratio between the variable and fixed compensation components of vice presidents will be applied to all officers instead of only to certain vice presidents. A deviation from these ratios exceeding 5% of the lower bound or 7% of the upper bound shall be brought for discussion before the compensation committee and the Board of Directors, and these may approve compensation that deviates from the ratios above, after having considered necessary changes due thereto.

•
The gross salaries of each officer (other than the chief executive officer) will be capped at NIS 80,000 (instead of such cap applying only to certain vice presidents and other officers having a cap of NIS 65,000, as is currently the case).

•	Non-executive directors will be entitled to equity compensation, not to exceed 50% of their total annual compensation.

•
The discretionary bonus which may be awarded to the chief executive officer shall not exceed three monthly salaries (instead of 20% of the total compensation package). It is clarified that the shareholders may approve a discretionary bonus exceeding such cap, subject to applicable law.

•	The cap on the chief executive officer’s annual bonus will be 12 (instead of 10), excluding a discretionary bonus and bonus for outstanding performance.

•
The cap on retention bonuses for officers, other than the chief executive officer, in the amount of NIS 500,000, will be applied to all such officers (instead of such cap applying only to certain vice presidents and a cap of NIS 300,000 for the chief financial officer and the chief development officer).

•
In accordance with our 2010 Employee Option Allocation Plan, as amended in 2023 (the “2010 Plan”), RSUs and similar other equity compensation have been added to the equity compensation which may be granted to our officers and directors.

•
Officers will be entitled to ancillary benefits as set forth in the Amended Compensation Policy. Officers residing outside of Israel will be entitled to ancillary benefits, including as is customary in the country of residence, reimbursement of certain expenses in the discretion of the compensation committee and the Board of Directors, as necessary.

•	Increasing the advance notice period for the chief executive officer and the other officers from 6 to 8 months and from 4 to 6 months, respectively.

•	Applying the cap on retirement bonuses in the amount of up to 6 salaries, which applies to the chief executive officer and certain other officers of the Company, to all officers of the Company.

•	Clarifying that equity compensation will be granted to non-Israeli grantees in accordance with the applicable foreign law.

•
Authorizing us, under limited circumstances, to issue letters to our officers and directors exempting them from any liability towards us for damages caused to the Company as a result of a breach of their duty of care to the Company.

It is proposed that at the Special General Meeting, the following resolution be adopted:

“RESOLVED, to approve the amended Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A.”

The affirmative vote of at least a majority of the voting power represented at the Special General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution, provided that either: (i) such majority includes a majority of the Ordinary Shares voted by shareholders who are not Controlling Shareholders and do not have a Personal Interest in the approval of this Proposal, disregarding abstentions; or (ii) the total number of Ordinary Shares voted against the approval of this Proposal by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPANY’S COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RSUs GRANT AND AMENDMENT TO COMPENSATION TERMS OF OUR CHIEF EXECUTIVE OFFICER

Pursuant to the Companies Law, the compensation of the chief executive officer, including equity-based compensation, must be approved by the compensation committee, board of directors, and shareholders with a special majority described elsewhere in this Proxy Statement, in that order. in February 2024, our compensation committee and Board of Directors approved, and recommended that the shareholders approve, the amended terms of engagement of our co-founder and chief executive officer, Mr. Gilad Yavetz, and the grant of 87,023 RSUs thereto.

The proposed amended terms of employment of Mr. Yavetz were determined with a view to promote the Company’s objectives and needs, and arising out of a desire to offer a compensation package that would create the proper incentives for Mr. Yavetz, taking into account, among other things, the challenges facing the Company, its size, the scope of its business, the nature of its activities, and the extent of responsibility born by the Company’s chief executive officer. In addition, compensation provided to chief executive officers of peer group companies in the Comparative Benchmark was considered.

During his 16-year tenure as our chief executive officer, Mr. Yavetz has led the Company to extraordinary achievements, turning Enlight into a global renewable energy leader. The Company's performance under Mr. Yavetz’s leadership has been exceptional, during which a large backlog of projects matured into active and profitable projects in the scope of thousands of mega-watts. Every year the Company has presented strong and improved financial results compared to the previous year, and continues to show significant growth potential. Mr. Yavetz has also focused on creating a strong capital structure for the Company, which has allowed high-quality sources of financing to support the organic growth of its activities. In addition, Mr. Yavetz has instilled in the Company a culture that prioritizes environmental, social and governance (ESG) practices and, as a result, the Company has been recognized by international rating organizations as a leader in the industry. Under his leadership, various rating agencies including Entropy, Maala, MSCI and Sustainalytics have published improved ESG ratings for our Company. For example, Sustainalytics has ranked Enlight in the top 10th percentile of hundreds of utility companies in its ESG Risk Rating.

The compensation offered to Mr. Yavetz is intended to provide appropriate return for the services expected of him in light of his position as the chief executive officer of the Company, the scope of his responsibilities and his expected contribution to the Company’s business. The position of the chief executive officer of the Company requires dedication of substantial time and efforts to manage the affairs of the Company and promote its various activities, including business development, entry into new product and geographic markets, examination and leading of various strategic transactions and investments, and driving various processes in the Company to increase profits. In addition, the reasons described above under Proposal No. 1 for amending our Compensation Policy, including the increased growth of Company’s operations, its expanding global footprint and complexity and the increased demands on executives as a result of being a U.S. public company dually listed in Israel, are applicable with even more force and effect to our chief executive officer, who bears a significant portion of those additional responsibilities.

Our Board of Directors and compensation committee are unanimously of the opinion that Mr. Yavetz’s experience contributes significantly to the advancement of the Company’s strategy, especially in light of the needs and challenges it faces and Mr. Yavetz’s many areas of expertise, and in particular his expertise in the Company’s fields of activity.

The amended terms of service and employment for Mr. Yavetz are in accordance with the Company’s Amended Compensation Policy, as described in Proposal 1 of this Proxy Statement, and will be provided contingent upon and subject to its approval by the shareholders as detailed above.

The ratio between the cost of the proposed fixed compensation to be provided to Mr. Yavetz under the amended terms of service (excluding bonuses and grants) and the average salary cost of the other employees of the Company (excluding bonuses and grants) is approximately 3.89, and the ratio of the cost of the compensation offered to Mr. Yavetz to the cost of the median salary in the Company is approximately 4.44. The Company’s compensation committee is of the opinion that these ratios are appropriate and reasonable and will have no negative impact on the working relationships in the Company, considering the nature of the Company, its size and the mixture of personnel it employs.

The compensation committee believes that the compensation components offered to Mr. Yavetz, which include fixed compensation, variable compensation and equity compensation, will allow the Company to retain, encourage and incentivize the chief executive officer in his position over time, and promote realization of the Company’s goals and objectives. In particular, the compensation committee believes that the proposed equity compensation component will allow us to share with Mr. Yavetz, proportionately, the fruits of the increase in the Company’s value over time, thus incentivizing him to maximize the results of the Company’s activities and the price of its ordinary shares in the long-term, as well as to encourage and strengthen his sense of partnership and interest in the long-term success of the Company.

In addition, according to the Comparative Benchmark described in Proposal 1 of this Proxy Statement, the total cost of the compensation provided to Mr. Yavetz in 2022 was in the bottom 23rd percentile of the peer group companies included in the analysis.

Taking into account all the data and considerations examined and described above, the compensation committee and Board concluded that the amended terms of engagement and equity compensation offered to Mr. Yavetz are reasonable, appropriate and consistent with the best interests of the Company, and are intended to provide Mr. Yavetz with appropriate incentives to maximize the Company’s profits and achieve its goals.

Amended Compensation Terms

The following is a summary of the principal amended compensation terms to be provided to Mr. Yavetz.

Monthly Salary

It is proposed to update our chief executive officer’s fixed salary, such that he will be entitled to a gross monthly compensation in the amount of NIS 108,000 per month (reflecting an annual employer’s cost in the amount of approximately NIS 1,664 thousand), effective as of January 1, 2024. As of the date hereof and before the approval of the proposed update, the chief executive officer is entitled to a gross monthly compensation in the amount of NIS 105,000 (reflecting an annual employer’s cost in the amount of approximately NIS 1,612 thousand).

Annual Bonus

The chief executive officer’s annual bonus cap will be updated to 10 monthly salaries (excluding a discretionary bonus and a bonus for outstanding performance). The chief executive officer’s current annual bonus cap is 9 monthly salaries (excluding a discretionary bonus and a bonus for outstanding performance).

Equity Compensation Grant

Subject to the approval of the Amended Compensation Policy by our shareholders, it is proposed to grant the chief executive officer 87,023 RSUs, which would automatically convert upon vesting to 87,023 ordinary shares of the Company. The RSUs will vest in four equal annual installments of 25%, with the first installment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. The RSUs will be granted under the Company’s 2010 Plan and subject to its terms, including with respect to any adjustment and acceleration mechanisms, as well as the relevant grant letter or agreement. The RSUs shall continue to vest so long as Mr. Yavetz serves as an officer of the Company.

The Board of Directors may accelerate the vesting period of options or RSUs, in whole or part, upon the occurrence of certain events, including upon change of control of the Company or delisting of the Company’s shares from any exchange, all in accordance with the Company’s Compensation Policy and the specific grant agreement.

The ordinary shares of the Company received upon vesting of the RSUs will be registered for trade on the TASE. In addition, such ordinary shares will also be subject to the registration statement on Form S-8 filed by the Company with the SEC on April 17, 2023.

The following is a breakdown of the total compensation expected to be paid per year to Mr. Yavetz pursuant to his amended terms of engagement including the proposed RSUs awards (in terms of cost to the Company, in NIS thousands), in accordance with the sixth addendum to the Israeli Securities Regulations (Periodic and Immediate Reports), 1980:

Details of Recipient of Compensation				Compensation for Services[1]							Total
Name	Position	Scope of Position	% of Equity Owned	Salary	Bonus	Equity-based Compensation[2]	Management Fees	Consulting Fees	Fees	Other
Gilad Yavetz	CEO	100%	1.71%	1,664	1,080	1,446	-	-	-	-	4,190

1 In accordance with Israeli law and practice, all amounts reported in the above table are in terms of cost to our Company, as recorded in our audited consolidated financial statements. .

2 Value of equity-based compensation is calculated based on a linear method of valuation and does not reflect actuarial cost.

It is proposed that at the Special General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of 87,023 restricted share units to, and an amendment to the terms of engagement of, Mr. Gilad Yavetz, the Company’s co-founder, chief executive officer and a director of the Company.”

The affirmative vote of at least a majority of the voting power represented at the Special General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution, provided that either: (i) such majority includes a majority of the Ordinary Shares voted by shareholders who are not Controlling Shareholders and do not have a Personal Interest in the approval of this Proposal, disregarding abstentions; or (ii) the total number of Ordinary Shares voted against the approval of this Proposal by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company. The approval of this resolution is subject to the approval of resolution no. 1 regarding the amendments to our Compensation Policy.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 3

RSUs GRANTS TO BOARD MEMBERS

In February 2024, the compensation committee and Board of Directors approved, respectively, and recommended that the Company’s shareholders approve, the grant RSUs to the non-executive members of our Board of Directors. Such RSUs will be awarded without consideration, and will automatically convert into an equal number of ordinary shares of the Company upon vesting. The RSUs will vest in three equal annual installments of 33 1/3%, with the first installment to vest a year from the grant date and an additional 33 1/3% to vest on each annual anniversary of the vesting date thereafter. The RSUs will be granted to the chairman and other directors under the 2010 Plan and the Amended Compensation Policy and be subject to its terms, including with respect to any adjustment and acceleration mechanisms, as well as the relevant grant letter or agreement.

To develop the RSU grant recommendations, the members of the compensation committee and Board of Directors were presented with comparative data regarding equity compensation for non-executive directors in companies with similar market characteristics as part of the Comparative Benchmark. The members of the compensation committee and Board of Directors believe that the proposed grants are on market terms, and are in line with customary and acceptable practices regarding remuneration of directors in Israeli and dually listed companies with similar characteristics. Furthermore, the compensation committee is of the opinion that the value of the proposed grants would not create an unwanted risk appetite for our non-executive directors.

If the proposed RSUs grants are approved by the shareholders, we would be awarding RSUs to our Board members for the first time.

The ordinary shares of the Company received upon vesting of the RSUs will be registered for trade on the TASE. In addition, such ordinary shares will also be subject to the registration statement on Form S-8 filed by the Company with the SEC.

Following is a breakdown of the compensation expected to be paid per year to our non-executive directors (in terms of cost to the Company, in NIS thousands), including the proposed RSUs awards, in accordance with the sixth addendum to the Israeli Securities Regulations (Periodic and Immediate Reports), 1980:

Details of Recipient of Compensation				Compensation for Services							Total
Name	Position	Scope of Position	% of Equity Owned	Salary	Bonus	Equity-based Compensation	Management Fees	Consulting Fees	Fees[1]	Other
Yair Seroussi	Chairman of the Board of Directors	40%	*	-	-	230	-	-	600	-	830
Liat Benyamini	Director	-	*	-	-	110	-	-	266	-	376
Yitzhak Betzalel	Director	-	*	-	-	110	-	-	257	-	367
Alla Felder	Director	-	*	--	-	110	-	-	202	-	312
Tzvi Furman	Director	-	*	-	-	110	-	-	240	-	350
Michal Tzuk	Director	-	*	-	-	110	-	-	236	-	346
Shai Weil	Director	-	*	-	-	110	-	-	228	-	338

1 Assumes a similar number of committee and Board meetings in 2024 as were held in 2023.

* Indicates ownership of less than 1%.

The compensation committee and Board of Directors believe that awarding the proposed equity compensation to non-executive directors of the Company will allow the Company to provide them with appropriate and balanced incentives that are consistent with the scope and nature of the Company's operations. The compensation committee and Board of Directors further believe that awarding RSU’s compensation creates an appropriate correlation between the price of our ordinary shares and the interests of our shareholders, on the one hand, and the compensation of our directors, on the other. Additionally, the proposed equity compensation awards are in accordance with the terms of the Amended Compensation Policy, as described in Proposal 1 of this Proxy Statement, and will be awarded contingent upon and subject to its approval by the shareholders as detailed above. The Amended Compensation Policy provides, among other provisions, that equity compensation awards to directors shall not exceed 50% of a director’s total annual compensation.

The compensation committee and Board of Directors are of the opinion that awarding the proposed equity compensation promotes the goals and objectives of the Company and its policies from a long-term perspective, appropriately considers the risks associated with the Company’s operations, and adjusts the components of the compensation package to the size of the Company and the nature of its operations. In addition, the reasons described above under Proposal No. 1 for amending our Compensation Policy, including the increased growth of Company’s operations, its expanding global footprint and complexity and the increased demands on executives as a result of being a U.S. public company dually listed in Israel, are applicable to our non-executive board members, who bears a significant portion of those additional responsibilities.

In accordance with the above, the compensation committee and Board of Directors are of the opinion that the proposed RSUs grants to our non-executive directors, are in the best interest of the Company, in accordance with the Companies Law and are fair and reasonable under the circumstances.

It is proposed that at the Special General Meeting, the following separate resolutions be adopted:

“RESOLVED, to approve grants of restricted share units to each of the Company’s directors, other than the chief executive officer, as follows:

a.	14,233 restricted share units to Mr. Yair Seroussi, the Company’s chairman.

b.	5,112 restricted share units to Ms. Liat Benyamini.

c.	5,112 restricted share units to Mr. Yitzhak Betzalel.

d.	5,112 restricted share units to Ms. Alla Felder.

e.	5,112 restricted share units to Mr. Zvi Furman.

f.	5,112 restricted share units to Ms. Michal Tzuk.

g.	5,112 restricted share units to Dr. Shai Weil.

The affirmative vote of at least a majority of the voting power represented at the Special General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution. The approval of this resolution is subject to the approval of resolution no. 1 regarding the amendments to our Compensation Policy.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY
RECOMMEND A VOTE FOR THE APPROVAL OF EACH OF THE ABOVE SEPARATE RESOLUTIONS.

PROPOSAL NO. 4

ISSUANCE OF EXEMPTION LETTERS TO OUR CHIEF EXECUTIVE OFFICER AND DIRECTORS

We have entered into agreements with each of our directors and executive officers, including our chief executive officer, undertaking to indemnify them to the fullest extent permitted by law (the “Indemnification Letters”). This indemnification is limited to events determined as foreseeable by the Board of Directors based on our activities, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances.

Our compensation committee and Board of Directors have approved, and recommend that our shareholders approve, the issuance of, in addition to the Indemnification Letters, exemption letters to our currently serving directors and officers, including our chief executive officer, and to any other officer who will serve in the Company from time to time, subject to the provisions of the Companies Law in effect from time to time, exempting them from any liability towards us for damages caused to the Company as a result of a breach of their duty of care to the Company in good faith, in their capacity as officers of the Company or any subsidiary or affiliate thereof. Such exemption shall not apply to a breach of the duty of care in connection with distributions (as defined in the Companies Law) and the breach of the duty of care in connection with a transaction in which a controlling shareholder or an officer of the Company has a personal interest.

Our amended and restated articles of association permit us to grant such exemption from liability to our directors and officers, including the chief executive officer.

The proposed exemption from liability is common in Israeli companies, and is intended to complement the indemnity protection available to our directors and officers under the Indemnification Letters and our directors and officers insurance policies the Company maintains. The compensation committee and Board of Directors believe that the proposed issuance of the exemption letters provides further protection of the Company’s interests and reflects an adequate and desired balance between protection of such interests and the provision of appropriate and customary protection to the serving directors and officers, including the chief executive officer. In addition, the proposed issuance of the exemption letters will enable the Company to retain highly qualified directors and officers, who, through their efforts and expertise, make a significant contribution to the Company’s success, and hence the compensation committee and Board of Directors believe that issuance of the exemption letters is in the best interests of the Company. The compensation committee and Board of Directors have also considered the considerations required under our Amended Compensation Policy and determined that the proposed issuance of the exemption letters complies with the provisions of the Amended Compensation Policy.

It is proposed that at the Special General Meeting, the following separate resolutions be adopted:

“RESOLVED, to approve the issuance of an exemption letter to our chief executive officer and each of our directors, exempting them from liability towards the Company under certain limited circumstances.”

The affirmative vote of at least a majority of the voting power represented at the Special General Meeting, in person or by proxy and voting thereon, is required to adopt each separate resolution, provided that with respect only to resolution (a.), either: (i) such majority includes a majority of the Ordinary Shares voted by shareholders who are not Controlling Shareholders and do not have a Personal Interest in the approval of this resolution, disregarding abstentions; or (ii) the total number of Ordinary Shares voted against the approval of this resolution by shareholders referred to in sub-section (i) does not exceed two percent (2%) of the total voting rights in the Company. The approval of this resolution is subject to the approval of resolution no. 1 regarding the amendments to our Compensation Policy.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY
RECOMMEND A VOTE FOR THE APPROVAL OF EACH OF THE ABOVE SEPARATE RESOLUTIONS.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, the Company knows of no business to be transacted at the General Meeting; however, if any other matters are properly presented at the General Meeting, it is intended that the persons named as proxies will vote upon such matters, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

NON-IFRS FINANCIAL MEASURES

This Proxy Statement presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found in the Appendix at the end of this Proxy Statement.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring other income. Non-recurring other income for the fourth quarter of 2023 included income recognized in relation to the reduction of earnout we expect to pay as part of the Clenera Acquisition and other income recognized in relation to tax credits for projects in the United States. With respect to other expense (income), as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of, or entire, developed assets from time to time, and therefore includes realized gains and losses from these asset dispositions in Adjusted EBITDA. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Proxy Statement other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments, expectations regarding wind production, electricity prices and windfall taxes, the potential impact of the current conflicts in Israel on our operations and financial condition and Company actions designed to mitigate such impact, and Revenue and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility at assets with merchant exposure, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations (such as recent declines in the value of the Israeli shekel following Hamas’ attacks against Israel) and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including with respect to the ongoing war with Hamas and conflicts with other hostile groups; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, to be filed with the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Proxy Statement. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://enlightenergy.co.il.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

Yair Seroussi

Chairman of the Board of Directors
Dated: March 1, 2024

Appendix Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the year ended at		For the three months ended at
	12/31/23	12/31/22	12/31/23	12/31/22
Net Income (loss)	98,041	38,113	16,202	10,955
Depreciation and amortization	65,796	42,267	21,611	13,454
Share based compensation	4,970	8,673	970	1,140
Finance income	(36,799)	(23,341)	7,581	(4,160)
Finance expenses	68,143	62,591	16,344	12,126
Non-recurring other income (*)	(40,119)	(11,617)	(18,981)	5,846
Share of losses of equity accounted investees	330	306	(137)	234
Taxes on income	28,428	12,943	2,934	3,619
Adjusted EBITDA	188,790	129,935	46,524	43,214

* Non-recurring other income comprised the recognition of income related to reduced earnout payments expected to be incurred for the acquisition of Clenera for early-stage projects and other income recognized in relation to tax credits for projects in the United States

4 December 2023

Enlight Renewable Energy Ltd.
Office Holder Compensation Policy
~~August 2021~~

Enlight Renewable Energy Ltd. (hereinafter - the “Company”)
Office Holder Compensation Policy

1.	Overview
1.1.
A compensation policy (hereinafter - the “Compensation Policy”), as defined in the Companies Law, 1999 (hereinafter - the “Companies Law” or the “Law”), is a policy regarding the terms of office and employment (as such terms are defined in the Companies Law from time to time) of the Company’s office holders.

1.2.	Among other things, the Compensation Policy is based on the provisions of Amendment 20 to the Law, relating to compensation policies for public company office holders.
1.3.
The Compensation Policy takes under consideration the Company’s characteristics, including being a global company whose shares are listed for trading on the Tel Aviv Stock Exchange and on Nasdaq, its business strategy, objectives, area of activity, and the Company’s interest in recruiting and retaining highly qualified office holders.

1.4.
~~Before its re-approval, the Compensation Policy and its various components were discussed at Compensation Committee meetings, with the advice of professional advisors of the Company, and after discussions during which committee members made comments, asked questions and received answers from the Company’s management and its professional advisors on various issues concerning the Compensation Policy, the Compensation Committee recommended to the Company’s Board of Directors to approve the Compensation Policy.~~The Company’s Compensation Committee discussed the updated Compensation Policy, while consulting external advisors, and has approved the updated Compensation Policy. The Company’s Board of Directors approved the Compensation Policy, having considered and deliberated the Compensation Committee’s recommendation. The Compensation Policy is subject to the approval of the Company’s shareholders at a general meeting, as set forth in Section 267A of the Companies Law.

1.5.
The Compensation Policy sets forth a ceiling ~~for~~on the ~~Company office holders’~~ terms of office and employment of the Company office holders who are not directors. The policy is declarative and does not establish any liability of the Company toward its office holders. The Company is not obligated to grant the office holders any or all of the components included in the policy, in whole or in part, and the policy does not entitle the office holders to any rights, whether directly or indirectly. The Company will only be bound by the employment agreements entered into between it and its office holders.

2.	Objectives of the Compensation Policy
2.1.
The Company acknowledges the vital importance of the human element in all Company ranks, and particularly its executive rank. Hence, the Company considers it very important to establish a suitable and appropriate compensation policy for Company office holders, including by creating the right incentives to promote the Company’s short-term and long-term goals, its work plans, and its policy, taking into consideration, among other things, the office holders’ areas of responsibility and the risks that affect the Company’s activity.

2.2.	The Company has adopted the Compensation Policy pursuant to the following objectives:
2.2.1.
~~Helping to achieve~~Achieving the Company’s goals and work plans in the long-term, and make sure that the Company office holders’ interests, are, subject to any applicable law, identical to and reflect those of the Company shareholders, to the extent possible.

2.2.2.
Increasing the Company office holders’ sense of identification with the Company and its activity by implementing a program intended to ensure that the Company’s success entails, inter alia, each office holder’s individual success.

2.2.3.	Raising the Company office holders’ satisfaction and motivation to promote the Company’s affairs and ~~further~~ its ~~business capabilities~~sustainable growth.
2.2.4.	Recruiting and retaining high-quality Company office holders for the long-term.
3.	The Considerations and Guidelines in Setting the Compensation Policy
3.1.	In setting the Compensation Policy, the Company considered the considerations set forth in Section 267B(A) of the Companies Law, including:
3.1.1.	Promoting the Company’s long-term goals, work plans, and policy.
3.1.2.	Creating suitable incentives for the Company’s office holders, taking into consideration, among other things, the Company’s risk management policy;

3.1.3.	The office holders’ high level of responsibility and the complexity of the office holders’ duties.
3.1.4.	The Company’s size, profitability, and the nature of its operations.
3.1.5.
Regarding terms of office and employment that include variable components – the office holder’s contribution to achieving the Company’s goals ~~and~~, maximizing its profits , ensuring ethical and fair conduct, and compliance with its rules of corporate governance, over the long-term, and the office holder’s role in the Company.

3.2.
Additionally, when determining the terms of the office holders’ compensation, the Compensation Committee and Board of Directors may set relevant criteria in addition to the guidelines and considerations set forth and required under the Companies Law, and may consider data in addition to the data set forth below in light of the Company’s best interest, condition, and plans.

4.	Main Principles of the Compensation Policy
4.1.	Compensation components
The aggregate compensation for Company office holders includes the following components:
4.1.1.	Base wage or salary – for details, see Section 6 below.
4.1.2.	Fringe social benefits and other benefits – for details, see Section 10 below.
4.1.3.	Variable compensation:
(a)	An annual cash bonus – for details, see Section 7 below.
(b)	A retention bonus – for details, see Section 8 below.
(c)	A sale or merger bonus – for details, see Section 9 below.
(d)	Equity compensation – for details, see Section ~~10~~9 below.
(e)
End of service terms – severance exceeding the ceiling set forth in the Law, an adjustment period, advance notice or any other benefit granted to office holders in connection with the end of their roles with the Company.

4.2.	Definitions:
4.2.1.	The “Base Wage” or “Salary”: the gross monthly wage.
4.2.2.	The “Fixed Compensation” or “Wage Cost”: the Base Wage, plus social benefits and other benefits, in terms of cost to the Company.
4.2.3.	“Variable Compensation”: the variable compensation in cash and the variable equity compensation.
4.2.4.	The “Compensation Package”: the total cost of the compensation in terms of employment cost, ~~including the Wage Cost~~which includes Fixed Compensation and ~~bonuses~~Variable Compensation.
4.2.5.
“Office holder” - as defined by the Companies Law (i.e., CEO, main business manager, deputy CEO, VP, CFO, and any other office holder in the Company irrespective of their title, as well as a director or manager who reports directly to the CEO).

5.	Manner of Determining Compensation
When reviewing and approving an office holder’s terms of office and employment, the Compensation Committee and Board of Directors will consider the following (in whole or in part, based on relevance):
5.1.
All compensation components, including the monthly salary, related benefits, retirement bonuses (as the term is defined in the Law from time to time), and any benefit, payment, or payment commitment or commitments to grant such a benefit, as applicable, granted for such employment or appointment.

5.2.
The economic value of the entire compensation package and all its components, while taking into consideration the Company’s business results, and, if the compensation package is tied to certain objectives, examining such objectives.

5.3.	To the extent possible, the compensation components will be challenging, but will not encourage taking risks exceeding the Company’s desired risk levels.

5.4.
To ensure congruence between the overall compensation components set forth in the policy, Company organs will be presented with, and will discuss the approval of, all compensation components of each Company office holder. Additionally, the wage ranges and the other terms of office and employment for Company office holders will be determined, inter alia, according to the comparable data for office holders in companies that are similar to the Company, to the extent possible, as set forth below (hereinafter, the “Peer Company Data”). The Peer Company Data will relate to the components of the office and employment terms, to the extent possible and to the extent the information is available.

5.5.
The Peer Company Data will be prepared by the Company or by an external consultant, which decision will be in the Compensation Committee’s discretion, based on a methodology that the Company considers appropriate and reasonable. Additionally, the Peer Company Data will be prepared separately for the base salary and for the aggregate compensation, to the extent relevant and if such information is available. ~~In such review, the Company’s performance will also be taken into consideration, so that the relationship between the Company’s performance and its relative position among the companies to which it is being compared will be reviewed, based on predetermined parameters.~~

5.6.
~~The~~To the extent possible and such information exists, the comparison will be carried out with respect to compensation granted to office holders holding a similar position in at least 3 publicly traded companies and/or private companies that have the following characteristics (in whole or in part, or additional criteria as the Compensation Committee finds suitable): (a) their equity is similar to the Company’s equity; (b) their operating profit is comparable to the Company’s operating profit; (c) their total assets are similar to the Company’s total assets; (d) they have a similar turnover; (e) their market value is similar to the Company’s market value; ~~and~~ (f) they are in the same area of activity as the Company; (g) they operate internationally or their shares are traded on a stock exchange outside of Israel.

5.7.
The office holder’s education, skills, expertise, professional experience, work and contribution to achieving the Company’s business goals and meeting its work plans (in such office holder’s current or previous position).

5.8~~.~~	Insofar as the office holder resides outside of Israel – the differences in the salary terms and policies between the country of the office holder’s residence and Israel.
~~5.8.~~ 5.9.
The office holder’s role, areas of responsibility, and previous wage agreements. Additionally, as relevant, the comparable data regarding the Company’s previous or present office holders in the same position or in similar positions will be taken into consideration, with respect to all components of the office and employment terms. Also, and to the extent relevant, any substantial changes that occurred in the office holder’s authorities and areas of responsibility during the year will be considered.

~~5.9~~ 5.10.
The ratio of the office holders’ terms of office and employment, and the wages[1] paid to all other Company employees and contractors employed by the Company (as these terms are defined in the Law from time to time), and in particular, the ratio to these employees’ mean and median wages, and the effect of the gaps in such wage data on labor relations within the Company.

~~5.10~~ 5.11.
The Compensation Committee and the Board of Directors will review the above ratio and note if they believe the ratio is appropriate and suitable considering, among other things, the Company’s nature, size, staff composition and area of activity, and if these ratios might adversely affect labor relations within the Company.

1 “Wages” – as this term is defined in the Companies Law from time to time; at present, the income for which national insurance premiums are paid under Chapter 15 of the National Insurance Law [Combined Version], 1995.

5.~~11~~12.
~~As of the date of this Compensation Policy’s adoption, the~~The ratio between the ~~different Base Wages~~Wage Cost of the various office holders in the Company ~~Base Wages~~ and the mean and median Wage Cost of all other Company ~~employees’ mean and median wages~~employees, and the ratio between the ~~office~~Compensation Package (Wage Cost, regular annual cash bonus and ~~employment terms (Wage Cost plus bonuses) for~~ equity based compensation) of each Company office holder and the mean and median ~~Wage Cost for~~Compensation Package of all other Company employees ~~are as follows:~~shall not exceed:

Job title	The ratio of the Wage Cost to the mean salary cost	The ratio of the Wage Cost to the median salary cost	The ratio of the ~~Wage Cost, including bonuses and options,~~ Compensation Package to the office holders to the average ~~in the  Company~~Compensation Package	~~The ratio of the Wage Cost, including bonuses and options, to the Company’s median~~The ratio of the Compensation Package to the median Compensation Package
The Company’s CEO	1:10~~3.15~~	1:12~~3.21~~	1:20~~7.45~~	1:30~~9.28~~
~~Chief Financial Officer~~Officer holder	1:5~~2.04~~	1:6~~2.11~~	1:10~~3.02~~	1:15~~4.02~~
~~VP Engineering and Contracting~~	~~2.18~~	~~2.26~~	~~3.91~~	~~5.13~~
~~VP Business Development~~	~~2.30~~	~~2.37~~	~~5.05~~	~~6.51~~
~~VP Development in Israel~~	~~1.80~~	~~1.87~~	~~2.37~~	~~3.18~~
~~VP Regulation and Community Relations~~	~~1.74~~	~~1.81~~	~~1.95~~	~~2.64~~
~~VP Operations~~	~~1.67~~	~~1.74~~	~~1.56~~	~~2.13~~
~~VP Global Development~~	~~1.71~~	~~1.78~~	~~3.12~~	~~4.03~~

~~To calculate the cost ratios, strict ratios were taken into consideration, while taking into consideration the monthly salary and related costs, bonuses (assuming that targets are fully met) and the cost of options in the coming year, etc. With respect to the other employees of the Company, the aggregate employment cost and related benefits were taken into consideration, excluding bonuses and/or costs of option grants.~~
The annual cost of the equity based compensation shall be calculated by dividing the total costs by the number of years (and not according to the annual expense recorded on our books).
The Compensation Committee and Board of Directors estimate that these ratios are appropriate and reasonable in light of the Company’s characteristics, and they will not adversely affect labor relations within the Company2.
Given that the Company is growing, members of the Compensation Committee and Board of Directors in the Company believe that the Company should have, on the one hand, determined reasonable and appropriate salary ratios between the office holders and all Company employees, and on the other hand, determined salary ratios that match the nature of the Company’s operations and advanced growth~~. Due to~~ , it becoming a dual-listed company, and the ~~growth~~increase in ~~the Company’s activity and~~ its staff number ~~from~~ year ~~to~~on year~~, it is clear~~ that ~~shifts in the Company’s staff number~~is also characterized by hiring employees abroad, which may have a material effect on salary ratios, without diminishing the Company employees’ motivation and sense of identification with its activity and operations.

2 The maximum ratios consider the equity compensation made to the Company officers.

In light of the above, the Company’s Compensation Committee and Board of Directors determined that the above salary ratios will be deemed reasonable ~~if they do not exceed 3.5 times~~with a deviation of up to 10% from the above-described ratios ~~(and the maximum ratios for new office holders will be examined based on the above-described CFO’s ratios).~~. Any deviation from the above will be brought before the Compensation Committee and Board of Directors ~~for renewed discussion and a determination as~~, which shall be allowed to authorize compensation that deviates from the foregoing ratios, after they examine whether ~~such deviation~~this requires any changes~~, and the Company will disclose material deviations~~. The Compensation Committee and Board of Directors believe this maximum ratio is reasonable and fair in light of the Company’s character, its area of activity ~~and~~, its size during this policy’s applicability period, and consequently, the extent of responsibility imposed on the Company’s senior office holders.

5.~~12~~13.
The ratio of the variable components to the fixed components granted to the office holder. The desired ratio between the variable components and the fixed components granted to different Company office holders in a given year will be as follows:[3]

Job title	Fixed components (including related benefits) (%)	Variable benefits (bonuses and ~~options~~equity based compensation) (%)
The Company’s CEO	20%-60%	40%-80%
~~VP Engineering and Contracting; VP Business Development, Marketing and Sales;~~Office holders	20%-65%	35%-80%
~~Other VPs~~	~~25%-70%~~	~~30%-75%~~

This refers only to the planned ratio, assuming bonuses are granted as set forth in this policy. The actual ratio in a given year between the compensation package components might be different because of underperformance or overperformance, which may affect the variable compensation, as set forth in this policy. In addition, due to the unique character of the Company’s activity and the importance of retaining its many fixed work interfaces, the Company considers it important to reinforce the fixed office holder compensation components, and accordingly, the above ratios were determined as part of the overall considerations.
If the Company deviates from the above ratio by more than 5% from the above-described gaps (i.e., a 7% deviation from the upper limit or a 5% deviation from the lower limit), then such deviation will be brought before the Compensation Committee and Board of Directors for further discussion ~~and a determination as to~~, which shall be allowed to approve compensation deviating from the foregoing ratios after examining whether such deviation requires any changes~~, and the Company will disclose material deviations~~. The Company organs deemed deviations within these limits as reasonable.

6.	Basic salary

The salary of an office holder is a fixed component, determined (to the extent possible) by the day their employment term commences, and will be revised from time to time according to the Compensation Policy.

6.1.	The CEO and the Office Holders’ Salaries
6.1.1.
The Company’s CEO and other office holders’ salaries will be determined based on the relevant considerations and criteria appearing in Sections 2, 3, and 5 above, and will be approved by the Company’s competent organs , according to the applicable law.
Based on these considerations, the Company office holders’ highest monthly Base Wages were determined, as set forth below[4]:

3 We emphasize that this refers only to the planned ratio, assuming bonuses are made as stated in this policy. The actual ratio in a given year between the compensation package components might be different because of underperformance or over-performance, that might affect the variable compensation, as stated in this policy.
4 To clarify, the Company may enter into management agreements with the officers’ wholly owned companies, and all provisions of this Compensation Policy also apply to them. The management fee will be governed by the provisions that apply to the monthly salary, and the maximum management fees will be equal to the maximum employment cost assuming labor relations.

Job title	Maximum (in NIS) (gross)
The Company’s CEO[5]	118,000
~~VP Engineering and Operation; VP of Business Development, Marketing and Sales;~~Office holders	80,000
~~Other VPs~~	~~65,000~~

The Compensation Committee and Board of Directors will review such highest monthly Base Wages as part of the annual review of the Compensation Policy under Section 16 below, and these will be updated to the extent necessary, including in comparison with the Peer Company Data and taking into consideration the Company’s business position and its staff, or other considerations.
If the Company deviates from the above by more than 5%, such deviation will be brought before the Compensation Committee and Board of Directors for further discussion ~~and a determination as~~, which shall be allowed to approve compensation deviating from the foregoing ratios after examining whether any changes are required~~, and the Company will disclose such material deviations~~. The Company organs considered any deviation within the above set forth limits as reasonable.

6.2.	Compensation of directors
6.2.1.
The (external and other) Company directors ~~(outside~~“excluding directors ~~and otherwise)~~employed in the Company in another position” will be paid an annual compensation, a participation compensation, and reimbursement of expenses according to the provisions of the Companies Regulations (Outside Director Compensation and Expenses Rules), 2000 (hereinafter, the “Compensation Regulations”), based on the Company’s classification according to such regulations. The wages determined may not exceed the maximum compensation permitted under the Compensation Regulations.

6.2.2.	The amounts will be paid plus linkage differentials, as set forth in Regulation 8 of the Compensation Regulations, and will be updated from time to time as set forth in the Compensation Regulations.
6.2.3.
The foregoing notwithstanding, a director’s (not including an outside director and/or an independent director) non-acceptance or waiver of the compensation that they are entitled to according to the Compensation Regulations will not be deemed a deviation from this policy.

6.2.4.
The Company may grant the Chairman of its Board of Directors compensation that may not exceed NIS 60,000 a month (payable through an invoice), plus an equity component according to the standards set forth in this policy.[7]

6.2.5	In addition, Company directors shall be entitled to equity based compensation (calculated annually) not to exceed 50% of their total annual compensation.

5 The maximum value of the CEO’s compensation package may not exceed NIS ~~8~~ 10 million a year, and the calculation of the options’ value will be made for the award date, linearly over the vesting period.
7 The above is a payment for a 33% appointment percentage, and it will be adapted proportionally based on an increase or a decrease in the appointment percentage.

7.	Annual Cash Bonus
7.1.
The Company’s Compensation Policy is based, among other things, on the assumption that the Company office holders’ compensation must be tied to the Company’s business results[7] and reflect the Company’s various strategic goals and each office holders’ personal contribution to achieving such goals.

7.2.	This bonus is intended to compensate the office holders for their accomplishments and contributions to achieving the Company’s goals throughout the period for which the bonus is paid.
7.3.
The Company's office holders will be entitled to an annual performance-based bonus contingent on meeting certain goals. Eligibility for the bonus will be determined mainly on measurable quantitative criteria, however, eligibility may also be partly determined by qualitative criteria that is not measurable. The structure of the goals and weights attributed will be determined by the Compensation Committee and the Board of Directors every year in advance, no later than the end of March of that year. The goals and weights attributed will be structured individually and separately for each of the Company's office holders.

7.4.	The amount of the bonus to be distributed each year will be based on the extent to which goals are achieved, as set out below.
7.4.1.	Bonus structure - the bonus will be composed of three components:
a.	Based on Company goals	-	Goals applicable to the bonus plans for all the Company's office holders in a particular year, including the Company's CEO.

b.	Based on personal goals	-	Targets suited to the role of the applicable office holder and the targets and specific matters that the Company wishes to advance that year.

c.	Discretionary bonus component	-	The Company’s office holders will be entitled to a bonus component that is not measurable, based on a qualitative evaluation of their performance by their supervising office holder.

7.4.2.
As part of the annual bonus component that is based on the Company’s goals, two or more Company goals will be determined, which will be measurable quantitative goals that are contingent on achievement of the Company's long-term business goals and objectives, including the following:

a.	The volume of new transactions closed, according to megawatt parameters or equivalent parameters based on the relevant activity segment;
b.	Average economic internal rate of return (EIRR);
c.	Periodic profitability rates (operating profit and/or net profit);
d.	Operating profit parameters (EBITDA, FFO);
e.	Rates of growth in the volume of activities;
f.
Achieving project performance indicators. (1) Meeting the construction/development schedule - the compensation rate in respect of this component will be gradual with several “grades” determined in the timetable, and the rate will increase with the grades in a manner that is incentivizing; (2) Achieving savings in construction budgets - the compensation rate in respect of this component will be determined on a graded basis while establishing a number of quantitative financial thresholds reflecting savings in the project budget, and each threshold will be awarded a different compensation rate, in an ascending grade; (3) Implementation of advanced management tools, processes, and control to be defined by the Company’s Compensation Committee and Board of Directors individually and their proper implementation will be as meeting this target;

g.	Goals referring to improvement in the price of the Company's shares or referring to the trading volume of the shares and the identity of the shareholders;
h.	Capital raising, debt cycle, and/or capital structure improvement goals;

7 The Company’s results will be according to the Company’s audited financial statements.

i.	Goals referring to organizational development;
j.
The Company's Board of Directors may determine specific compensation goals for office holders (to the extent possible by March of each year), the achievement of which the Board of Directors believes will serve as a strategic goal for the Company and/or a milestone that is a substantial leap forward in achieving the Company's strategy in one of the following areas of activity: (i) achieving a significant milestone (such as signing financing agreements, financial closing or commercial operation or obtaining other material approvals for a project) in a transaction and/or a specific project, which are material to the Company (based on standard accounting tests); (ii) mergers and acquisitions of renewable energy projects and/or renewable energy companies; (iii) raising capital for the Company's activities, when achieving this goal in a number of salaries to be defined as a success-based bonus contingent on a minimum rate of amounts successfully raised to be determined by the Company’s Compensation Committee and Board of Directors; (iv) winning a tender for a substantial project (based on standard accounting tests); and (v) developing entry into new areas of activity.

Such goals will be based on the Company's strategy as reflected in the annual budget determined and approved annually by the Company’s Compensation Committee and Board of Directors (no later than the end of March of that year) (hereinafter, the “Annual Budget"), and will be adjusted to the Company's performance in the year with respect to which the bonus is paid. For the Company’s CEO, only Company goals can be determined. If required by applicable law, for certain office holders or certain types of goals, the goals will also be approved by the general meeting.

7.4.3.
   In addition, up to five measurable personal goals will be determined for each office holder, to be determined individually, based on the office holder's position and contribution to the Company's business and based on the Company's long-term strategic work plan and the work plans of the department to which the office holder belongs. These goals may include, for example:

a.	Contribution to the achievement of strategic targets set for the office holders in their area of activity;
b.	An indicator of completing milestones in significant projects and/or in the development, licensing, and planning process of significant projects;
c.	Signing agreements and transactions in the Company’s area of activity, based on indicators and volume to be defined annually;
d.	Achieving regulatory goals, regulatory milestones, and goals that are related to the Company's regulatory interfaces;
e.	Contribution to the signing of financing agreements, such as senior debt and/or mezzanine debt transactions for the purpose of starting projects, investing in projects, or acquiring activities;
f.	Achieving savings goals in project construction budgets, as well as in operating, maintenance, and/or development expenses;
g.	Achieving goals in the sale and disposal of the Company's profitable assets;
h.	Achieving goals related to characterization and implementation of management and control tools, and improving the Company's management and control processes;
i.
In addition, office holders involved in development and/or regulation may also be entitled to specific bonuses for full or partial completion of complex processes developed by the Company, based on milestones to be determined by the Company (hereinafter, “Development Bonuses").

The internal division between the relative weight attributed to the quantitative estimates based on Company goals and the personal quantitative goals will be adjusted individually for each office holder, based on the characteristics of their position, areas of responsibility, and the extent of their influence on the achievement of the Company's goals and its profits.

7.4.4.
The weight attributed to the personal goals of each VP will be between 20% and 60% of all the goals for office holders (not including the Development Bonuses). In addition, if an office holder does not reach the minimum threshold of any of the personal goals, such officer holder will not be entitled to a bonus in that year, even if the Company/Group achieves its goals.

7.4.5.
The discretionary bonus component will be based on the evaluation of the Board of Directors. The weight attributed to this goal will not exceed 20%~~.~~ (and with respect to the CEO – no more than 3 salaries, subject to the provisions of section 7.4.7). It is clarified that, subject to applicable law, the Board of Directors, at the recommendation of the Compensation Committee, may increase the discretionary component of the annual bonus for office holders reporting directly to the CEO and also determine that this will be the only component for calculating the performance-based bonus for the relevant office holder.

7.4.6.
In addition to the annual bonus described above, the Board of Directors may, after receiving the recommendation of the Compensation Committee and without requiring any other approvals, decide that the Company will pay any of the office holders (who report directly to the CEO) a bonus for special projects or special achievements, arising from the activities of the office holders and their contribution to the Company, based on the Company's long-term strategic work plan (in this Section 7.4.6, this includes achieving material strategic goals and signing strategic agreements that are material to the Company's activities, such as: (i) a merger and/or acquisition of an activity on a material scale (exceeding 20% of Group assets and/or its installed capacity and/or its equity); (ii) raising capital/debt in an amount exceeding NIS 350 million; (iii) winning and/or investing in and/or selling a project and/or reaching a significant milestone in a project of a substantial scope, which the Board of Directors considers an extraordinary achievement that may have a material effect on indicators in the Company's activity; and (iv) achieving an extraordinary performance indicator that is significantly higher (more than 15% in excess of the upper threshold determined by the Board of Directors for a specific annual goal in the goals set out in Sections 7.4.2-7.4.3 above, and as set out in Section 7.4.9 below (hereinafter, the “Special Bonus”).

7.4.7.
It is clarified that in any event, the Special Bonus will not exceed five monthly salaries for an office holder. It should be clarified that discretionary compensation for the CEO exceeding three monthly salaries will be brought to the general meeting for approval. Notwithstanding the above, the portion of the discretionary components of the bonus component as set out in Section 7.4.5 above, may be higher, up to the maximum amount permitted by the Law, as may be the case from time to time.

7.4.8.
The Board of Directors will have discretion and flexibility in determining the weights and goals, and the weights and goals will be discussed annually as set out above, based on the recommendations of the Compensation Committee in the matter. For this matter, the Compensation Committee and the Board of Directors will take into consideration the recommendation of the Company’s CEO regarding the goals and weights pertaining to the VPs and the recommendation of the Chairman of the Board of Directors regarding the goals and weights pertaining to the CEO.

7.4.9.	The provisions set out below will be used to determine the goals and assess whether they have been met:
◾	Each goal will be assigned a relative weight that determines its importance and its weight in the determination of the bonus budget.
◾	A quantitative target threshold (indicator) will be determined for each measurable target, to be derived from the work plan (budget) or directly from the area that requires change or improvement.
◾
If the goal is a parameter included in or derived from the budget, the goal will be considered to have been met in full only if the quantitative target threshold set in or derived from the budget is met.

◾	Each goal will receive a separate score indicating compliance with the goal and the bonus will be calculated pro rata to the relative weight of such goal.

◾	A lower quantitative threshold will also be set for each goal. For performance below the lower threshold no bonus will be paid with respect to such specific target.
◾
A bonus of 60% of the specific weight attributed to a specific goal will be granted for reaching the low threshold, and for performance exceeding this threshold, a bonus of between 60% and 100% will be granted, to be calculated on a linear basis (for the difference between the goal and the lower threshold). If the goal is met, a score of 100% will be given with respect to this indicator.

◾
If goals are met at a rate of 90%-100%, such goals will be considered to have been fully met, subject to the discretion of the Compensation Committee and the Board of Directors regarding the implementation of this mechanism.

◾
An upper threshold will be determined for each goal for performance that exceeds the goal. If the upper threshold is reached or exceeded, a bonus of 125% of the specific weight attributed to said goal will be given, and for performance between the goal and the upper threshold, a bonus of between 100% and 125% will be given, to be calculated on a linear basis (linearly for the difference between the goal and the upper threshold).

7.5.
Notwithstanding the above, the Compensation Committee and the Board of Directors may, in individual cases, approve a discretionary bonus, subject to a limit of up to three monthly salaries , for personal achievements, specific achievements in the year or advancing of material/strategic matters, and/or may delegate their authority to do so, subject to the Law.

7.6.
Notwithstanding the above, an immaterial change in the terms of office and employment of an office holder reporting directly to the CEO of the Company will not require the approval of the Compensation Committee if the CEO has approved the change and all the following have been fulfilled:

7.6.1.
An immaterial change in the employment terms of an office holder as set out in Section 272(C) of the Law, not to exceed 5% per year, compared with the preceding year, will be approved by the Company’s CEO and any other organ of the Company that is required pursuant to the Law (based on the minimum required forum);

7.6.2.	The terms of office and employment are in accordance with the Company’s Compensation Policy.
7.7.	Annual bonus - general provisions
7.7.1.
Notwithstanding the provisions in this Section 7, the annual bonus will not be granted to any office holder who does not meet the minimum threshold, which will be determined every year with respect to each goal (lower threshold).

7.7.2.
If payment of bonuses results in providing grounds for immediate repayment of any series of debentures issued or to be issued by the Company~~.~~, then the Company Board of Directors shall be allowed, at its exclusive discretion, to reduce the bonus amount of any office holder or all office holders in the Company.

7.7.3.
In the event that a term of office ends, the Board of Directors may grant an office holder, at its discretion and with reference to the circumstances of retirement, the annual bonus for the full year in which the term of office ended.

7.7.4.
Every year, upon approval of the bonuses plan, the Compensation Committee and Board of Directors may establish additional quantitative or other thresholds, taking into account the Company's targets, strategy and position, which, if fulfilled, annual bonuses will not be granted to any of the Company's office holders.

7.8.	Restrictions applicable to the annual bonus
In addition, annual bonuses, if granted, will be subject to the following restrictions:
7.8.1.	The total amount of the annual bonus (for all components of the annual/variable bonus, including the special bonus as defined above) will be limited as follows:
(a)	CEO: not to exceed ~~10~~12 monthly salaries (excluding the special bonus as set out in Section 7.4.6 above, excluding meeting excellence thresholds exceeding 100%).
(b)	~~Other office holders~~Office holder: not to exceed eight monthly salaries (excluding the Special Bonus as set out in Section 7.4.6 above, excluding meeting excellence thresholds exceeding 100%).
(c)	Development bonuses: not to exceed four monthly salaries per year (in addition to the above bonuses).

7.8.2.
The amount of the actual annual bonuses granted to all of the Company's office holders with respect to a specific year will not exceed 3% of the Company's revenues from the sale of electricity based on the fixed-assets model. In the event of deviations therefrom, the annual bonuses will be paid pari passu.

7.8.3.
An annual bonus will be granted to office holders who were employed by, or provided services to, the Company for at least 12 (twelve) months prior to the approval of the financial statements for that year, unless the office holder resigned or was dismissed due to circumstances that revoke such office holder’s right to severance pay. Notwithstanding the aforesaid, with respect to new office holders employed in the Company for less than 12 months, the Board of Directors may, at the recommendation of the Company's CEO, determine to grant a bonus in proportion to such office holders’ period of employment by the Company.

7.8.4.
The Compensation Committee may disregard effects of the Company's financial results arising from changes in the accounting policy of the Company or Group . Disregarding such effects may increase or decrease the bonus, depending on the type of accounting change and its effect. Disregarding such effects will be performed when, shortly before the approval of the bonuses, the Company’s independent auditors submit an opinion regarding the accounting changes made in the past financial year with respect to which bonus are determined, and the implications of these changes on the goals relevant to the bonuses. The opinion will be presented to the Compensation Committee and will serve as a basis for its decision regarding whether to disregard the implications of the accounting changes for the purpose of calculating the bonuses of the office holders.

It is clarified that the Compensation Committee will only exercise its powers under this section in the following cases: (a) a change in the accounting standards and/or the accounting policy and/or the accounting principles applicable to the financial statements of the Company and/or companies whose financial statements are consolidated and/or included in the financial statements of the Company (hereinafter, the "Statements"), which will apply due to external circumstances and which directly affect the calculation of the compensation goals established in the relevant year; and (b) application of an accounting principle and/or accounting policy to the Statements, in accordance with the guidelines of a competent authority, which have a direct effect on the calculation of the compensation goals established in the relevant year.

7.8.5.
When approving the budget, the Board of Directors may determine a closed list of extraordinary events and, if any of these events occurs during the year, the Compensation Committee may eliminate their effect when calculating the targets for the bonus. These are events that, when approving the budget, it is uncertain whether they will occur during the year and it was decided not to take them into account when preparing the budget; however, if they occur, they are likely to have a material effect on the financial results.

7.8.6.
The Compensation Committee and the Board of Directors may, at their discretion, reduce the amount of the bonus due to an office holder, when there are special circumstances that justify such a reduction.

7.8.7.
An office holder entitled to a bonus based on any financial information, will undertake to return to the Company any amounts paid on the basis of information that turned out to be erroneous and were restated in two consecutive annual financial statements following approval of the bonus in the Company's financial statements. An office holder will consent in writing to the Company’s deduction of any amount such office holder owes the Company from any amount due to such office holder from the Company, subject to the Law.

7.8.8.
The annual bonus, if determined, will be paid to office holders once a year, after the Company’s Board of Directors approves the financial statements of the relevant year and based on the Company's actual results for such year; if the annual bonus requires calculation, such calculation will be based on the financial statements of the relevant year.

~~7.8.9.~~
~~In special cases, the CEO may approve a payment in advance, which will be attributed to the annual bonus to which an office holder will be entitled, provided that such advance payment does not exceed two monthly salaries. It is clarified that if, at the end of that year, the office holder is not entitled to the bonus or is only entitled to a lower bonus than the advance amount, the Company will demand from the office holder to return such advance payment.~~

7.8.~~10~~9.
Further to the provisions above in this Section 7, the bonus program may contain other provisions by which a mechanism will be established to reschedule or condition some of the annual bonus payments, based on achieving long-term measurable goals, over a period of two or three calendar years, as well as rules for calculating the entitlement to such a multi-annual bonus, at the end of the multi-annual measuring period. The rules and conditions for such a multi-annual bonus will be set and presented to the Company’s competent organs for approval, in accordance with applicable law.

8.	Retention Bonus

Because of the unique character of the Company’s activity and the importance of retaining its office holders, the Company’s Board of Directors and Compensation Committee may determine retention bonuses for office holders, in a total amount of: (a) NIS 600,000 for the Company’s CEO, to be accrued gradually over a period of up to three years; (b) NIS 500,000 for ~~each of the VP of Marketing, Sales, and Business Development and the VP of Engineering and Operations~~office holders, to be accrued gradually over a period of up to 3 years~~; (c) NIS 300,000~~. All for ~~each of the Company’s CFO and VP of Development, to be accrued gradually, over a period of up to 3 years. Multiple~~the reasons set forth above. It is clarified that in any event, multiple simultaneous “retention” plans will not be granted to the same office holder.

9.	Equity compensation

9.1.
Subject to obtaining the approval of the Company’s competent organs , the Company may offer the office holders to participate in ~~the Company’s share option allotment plan.8~~ an equity based remuneration plan, which among others shall include options exercisable into shares of the Company, RSUs (restricted share units) or similar equity securities such as restricted shares (jointly hereinafter the “Equity Based Compensation”).[8]

9.2.
The ~~purpose of~~ granting ~~options~~of Equity Based Compensation to officer holders of the Company ~~employees~~ is, among other things, designed to further the Company’s interests by allowing employees, office holders, directors, consultants, and other selected service providers serving the Company or its affiliates (as the term is defined in the options plan), to acquire equity interests in the Company or increase their equity interests, as applicable, by granting ~~them options~~Equity Based Compensation, thus providing such offerees another incentive to start or continue working for, or engage with, the Company or its affiliate, as applicable, and foster the offerees’ sense of being a partial owner of the Company and incentivize such offeree’s interest in the success of the Company and the affiliate with which the offeree is employed or with which they are engaged.

9.3.	The approved plan will be determined based on the relevant considerations and criteria set forth in Sections 2, 3, and 5 above, and it will include the following provisions:
9.3.1.
The ~~number of options issued~~value of the Equity Based Compensation to be granted pursuant to the plan, the method of granting the allocation to the different offerees, and ~~the number of~~an additional ~~share options~~number of securities to be allocated among the office holders who may join the Company throughout the plan’s effectiveness period.

8 For details on the options plan the Company adopted, see the transaction report the Company published on March 15, 2010 (Ref. No. 2010-01-415413) as updated on August 8, 2023.

9.3.2.
The ~~issued options~~Equity Based Compensation will be ~~allocated among~~awarded to the office holders in one of the following tax routes at the Company’s discretion, and subject to the relevant limitations and restrictions under applicable statutes: (a) options in the trustee route, under Section 102 of the Income Tax Ordinance [New Version], 1961 (hereinafter, the “Ordinance”); (b) options in the non-trustee route under Section 102 of the Ordinance; or (c) options under Section 3(I) of the Ordinance. Equity Based Compensation for foreign office holders shall be granted pursuant to the provisions of foreign law and the relevant mechanisms set forth in the foreign law.

9.3.3.
When granting share-based compensation other than restricted shares or restricted share units, the exercise price will be higher than the share price on the award date, so that it provides a suitable incentive to maximize the Company’s long-term value, and in any case, may not fall below the average price in the 30 trading days before the award.

9.3.4.
The maximum value in annual terms[9] (to be calculated on the award date, divided by the number of vesting years, equally) of the ~~equity option grants~~Equity Based Compensation granted to an office holder (including the Company’s CEO) may not exceed 85% of the ~~aggregate~~base salary (gross, including the related expenses and annual bonuses~~)~~ (assuming targets are fully met)) paid to such office holder.

9.3.5.	The maximum potential dilution of all equity awards by the Company shall be 10%.~~10~~[10]

9.3.6.
The vesting period will not be shorter than three years ~~(i.e. shall not exceed one third for each year)~~. The Company may approve the acceleration of vesting periods, in whole or part, of ~~all~~ the equity based compensation that has not yet vested, in the event of a change of control of the Company and/or a merger and acquisition transactions of the Company.

9.3.7.
The expiration date of the granted options will not be less than one year after they vest, but will not exceed 10 years from the allocation date (subject to provisions regarding expiration upon an office holder’s end of employment or engagement to provide services).

9.3.8.
The possibility to condition all or some of the options or restricted shares’ vesting, granted to any option or restricted shares recipient, on achieving goals, including long-term goals, which will be determined on the allotment date.

9.3.9.
The Board of Directors may accelerate the vesting period of options or restricted shares, in whole or in part, including in the event that control of the Company changes or Company shares are delisted from any exchange, all according to the option plan or the ~~option allocation agreement~~ Equity Based Compensation agreement of any ~~employee~~ office holder.

9.3.10.
The ~~option~~ Equity Based Compensation plan will include conditions regarding an employee’s departure under different circumstances (switching between companies in the Group, resignation, dismissal, or death and disability).

9.3.11.	The ~~option~~ Equity Based Compensation plan will set forth terms to adapt the exercise price in the event of distributions, rights offerings, etc.
9.3.12.
The consideration for exercising the options may be performed in a cashless mechanism, whereby the offeree is entitled only to receive such number of shares from the Company reflecting the economic value that the offeree would have received from exercising the stock options according to the shares’ market price, less their exercise price. The Board of Directors may adopt the mechanism at any time.

9 According to the Black and Scholes model or another value considered for accounting purposes.
10 The number of shares for the purpose of dilution will be calculated based on the value of the options granted according to the obtain valuation – divided by the expected share price upon exercise according to the Black and Scholes model or the binomial model. The stock options will be converted using the “net exercise” mechanism (cashless exercise), which means that the number of shares resulting from exercising the stock options will be less than the number of stock options converted. The number of shares on a fully diluted basis is calculated based on the Black and Scholes model or the binomial model. The dilution is calculated without debentures or options allotted in public offerings or offerings to institutional investors.

10.	Related Social Benefits and Rewards

If an office holder’s terms of office or employment include provisions in connection with the matters set forth below, such terms will be determined according to the relevant considerations and criteria in Sections 2, 3, and 5 above, and according to the terms set forth below:

10.1.	The Main Related Benefits Granted to All Office Holders (Not Including Directors)~~11~~11
10.1.1.	The office holders employed at the Company are entitled to the Company’s standard provisions to an executive insurance policy, disability insurance, and a study fund.
10.1.2.
Company office holders are entitled to sick days, vacation days, and convalescence days, according to the Company’s standard policy for senior employees and according to their seniority in the Company, and in any case, not less than that set forth in any applicable statute and not more than 28 vacation days for every work year.

10.1.3.
The Company may provide each office holder with a vehicle to perform their duties. If such a vehicle is made available to an office holder, the Company will bear the fixed expenses of maintaining the vehicle, according to the Company’s procedures. The office holder will bear the tax imposed due to the benefit to the office holder resulting from the use of the vehicle, and must also pay all fines or tickets imposed due to using the vehicle, if any, but the Company may gross up such tax and/or expenses.

10.1.4.
If the office holder’s office and employment terms include a mobile phone, the office holder will be entitled to reimbursement of mobile phone related expenses, as the Company may decide and in its exclusive discretion. The office holder will pay any tax that may apply to such office holder due to the use of the mobile phone, but the Company may gross up such tax and/or expenses.

10.1.5.
If the office holder’s office and employment terms include reimbursement of expenses, the office holder will be entitled to be reimbursed for the reasonable expenses incurred while performing such office holder’s job, against receipts, in accordance with the Company’s policy.

10.1.6.
If the office and employment terms include living expenses abroad for overseas travel, the Company will pay the overseas living expenses for the office holder throughout their overseas stay for work purposes, according to Company procedures.

10.1.7.
Company office holders may be entitled, in accordance with and subject to such office holder’s personal employment terms, to full severance pay upon the end of the employee-employer relationship, for any reason whatsoever, including resignation, and excluding dismissal “under serious circumstances”, as defined below. Alternatively, office holders may be entitled to severance pay under Section 14 of the Severance Pay Law, 1963[12].

10.1.8.
Subject to the Compensation Committee’s approval, the Company may grant to office holders additional benefits, not to exceed 10% of the monthly cost of such office holder’s relevant fixed component (annualized).

10.1.9
Notwithstanding anything to the contrary in this Section 10.1, office holders residing outside of Israel will be entitled to related benefits, including as customary in the country of residence of such officer, and they will be entitled to reimbursement of expenses, mutatis mutandis and per the discretion of the Compensation Committee and Board of Directors, as required.

10.2.	Insurance and Indemnity

The Company has obtained insurance to cover its present and/or future directors’ and office holders’ liability, from time to time, including the directors who are the controlling shareholder or the controlling shareholder’s relatives.

11 That said in this policy does not detract from granting a material benefit to the officers.
12 As of the authorization of this policy, the Company’s serving officers are entitled to full severance upon the termination of the employee-employer relationship for any reason whatsoever, including following their resignation, and not including upon dismissal under “serious circumstances”.

Without derogating from the provisions of any applicable law, the Compensation Committee may approve, from time to time and as long as this Compensation Policy is effective, the Company’s entrance into an insurance policy to cover the office holders’ and directors’ liability, for present or future office holders and directors in the Company and in the Company’s subsidiaries/subsidiary partnerships from time to time~~,~~ (including runoff insurance), as long as the total coverage under the policy for a particular insurance period does not exceed USD 45,000,000 (and if the Company has made a public offering, and/or is listed for trading in an exchange, outside of Israel, USD 120,000,000) per claim and for the insurance period, provided that such insurance is made on market terms and may not substantially affect the Company’s profitability, property, or liabilities, and for premiums and with deductibles that are on market terms at such times which may not have a material effect on the Company’s profitability, property, or liabilities, and according to an offer received from a party independent of the Company.
Indemnity undertakings according to the provisions of the Company’s articles of association, in the same form and terms for all Company office holders, including the directors who are the controlling shareholder or the controlling shareholder’s relatives.
According to the provisions of the Company’s articles of association, the maximum aggregate amount in which the Company may indemnify all office holders may not exceed 25% of the Company’s equity, according to the Company’s most recent financial statements on the date of actual indemnification payment.
Subject to the provisions of law, the Company shall be allowed to release the office holders and directors (excluding those that are controlling shareholders or their relatives, if any) in advance from any liability toward it for any damage caused and/or to be caused to it, whether directly or indirectly, due to the breach of the duty of care toward it in actions performed in good faith in their capacity as office holders in the Company and/or in a subsidiary of the Company and/or in an affiliated company of the Company, as may be from time to time. The foregoing shall not apply with regard to breach of the duty of care in distribution, as defined in the Companies Law, and also with regard to breach of the duty of care in a resolution or transaction in which the controlling shareholder or any office holder in the Company (also an office holder other than the one who was issued the release) including a personal interest.

11.	Terms for end of tenure

~~11.1.~~
An office holder will be entitled to advance notice of termination of employment, as set forth in the employment agreement or the service agreement between the Company and such office holder, in accordance with the below (and no less than the minimum required under any applicable law):

Job title	Maximum period
~~CEO, VP of Marketing, Sales, and Business Development; VP of Engineering and operation[13]~~CEO	Up to ~~6~~8 months
~~Other office~~Office holders ~~(not including directors)~~	Up to ~~4~~6 months

11.~~2~~1.
The prior notice period will be determined according to the relevant considerations and criteria in Sections 2, 3, and 5 above, and will be approved by the Company’s competent organs, according to the provisions of any applicable law.

11.~~3~~2.
The Company’s office holders may be entitled to all benefits under their respective employment agreements or to the redemption of such benefits, as though they had continued being Company employees, even if the prior notice period (or part of it) is redeemed.

11.~~4~~3.	During the prior notice period, the office holder must continue to perform such office holder’s job at the Company (~~according~~subject to the Company’s decision).

~~13 At present, this applies to the Company’s founders, Gilad Yavetz, Zafrir Yoeli and Amit Paz, and shall apply in the event of a change of their position in the Company as well. Beyond that, the above also applies to all other Company officers holding these positions.~~

11.~~5~~4.
The office holders’ terms of office and employment will include a provision under which the Company may dismiss the office holder without prior notice in cases that revoke such officer holder’s entitlement to severance pay, which include embezzlement, theft, a criminal offense involving moral turpitude, a violation of the duty of confidence and/or noncompete clause, a severe disciplinary violation, a breach of trust, and a fundamental breach of the agreement (“Dismissal Under Serious Circumstances”).

11.~~6~~5.	Retirement bonus
11.~~6~~5.1.
In addition to the prior notice period, the Company may approve a retirement/adjustment bonus to the CEO~~, VP of Marketing, Sales,~~ and ~~business development, and the VP of Engineering and Operations~~/or office holders, in an amount not to exceed six monthly salaries , in the event of dismissal by the Company (excluding Dismissal Under Serious Circumstances), or their resignation, as the case may be. Only an office holder’s monthly salary will be taken into consideration for the purpose of a retirement ~~mbonus~~bonus (i.e. benefits, other grants and bonuses, etc. are excluded), multiplied by the number of months granted to that office holder.

~~11.6.2.~~	~~Other office holders might be entitled to retirement bonuses in an amount not to exceed two monthly salaries (additional to the prior notice, as set forth above).~~
11.~~6.3~~5.2.
The retirement bonuses will be brought before the Company’s competent organs for approval, in accordance with applicable law, before entry into the employment agreement or the service agreement, and they will be determined according to the relevant considerations and criteria set forth in Sections 2, 3, 5 above, and subject to the office holders’ satisfaction of all the following conditions:

11. ~~6~~5.2.1.	They have been a Company employee or have been providing services to the Company for at least 3 years;
11.~~6.3~~5.2.2.	During such office holder’s employment period, the office holder made a material contribution to advance the Company's business and to maximize its profits.
11.~~6.3~~5.2.3.	The circumstances of the office holder’s retirement do not justify revoking such office holder’s severance.
11.~~6.3~~5.2.4.	The Company’s CEO (or the Chairman of the Board of Directors, if the CEO is retiring) recommended paying the retirement bonus based on the Company’s performance in the relevant period.
12.	Commercial Protections

The employment agreements and the services agreements entered into with office holders will include provisions intended to protect the Company’s intellectual property rights, and confidentiality and noncompete clauses, which will be adapted to the relevant office holder according to the position’s sensitivity and the importance for the Company.

13.	Other General Provisions
13.1.
The office holders to whom the Compensation Policy applies may be Company employees or independent contractors providing services to it. If the office holder provides services to the Company as an independent contractor, the provisions of the Compensation Policy will apply, mutatis mutandis, and the compensation to the office holder will be paid against invoices, and the compensation components will be normalized, so that overall, they will financially match the provisions of this policy, provided that the foregoing does not adversely affect the Company’s best interest, condition, and plans.

13.2.
The provisions of this Compensation Policy shall not derogate from any present and/or future provision of any applicable law, including, without derogating from the generality of the foregoing, the provisions of the Companies Law, and/or the regulations and/or orders promulgated thereunder, and any relief, exemption and/or additional discretion granted to any of the Company organs , as set forth in any such statutory provision, including provisions adopted into law after the approval of this policy, they will apply to the Company and be considered part of this Compensation Policy, after the Compensation Committee or the Company Board of Directors decide to add them, in whole or in part, to this policy – without requiring shareholders approval therefor.

13.3.
The Compensation Committee and Board of Directors may approve a deviation of up to 5% per calendar year, from any maximum amount, limitation, or other provisions stated in this policy, and such a deviation will be considered compliant with the Compensation Policy. The foregoing does not apply to sections of the Compensation Policy with respect to which a specific deviation threshold has been determined.

13.4.
~~However, immaterial~~Immaterial changes to the office and employment terms of office holders who report directly to the CEO and who are not controlling shareholders shall require only the Compensation Committee’s prior approval, provided that the Compensation Committee determines that the change to the employment terms is immaterial. For that purpose, it has been determined that the total immaterial changes in the office and employment terms of such office holder, which will be approved by the Compensation Committee for any reporting year, may not exceed 5% (in real terms), relative to all office and employment terms of the office holder’s which were approved by the Company’s competent organs, for that reporting year.

14.	Validity

The Compensation Policy will be valid for three years from the date of its approval by the general meeting, as set forth above, in accordance with Section 267A(D) of the Law.
The foregoing notwithstanding, the Company Board of Directors will occasionally, and ~~not less than every~~at least once per year, review the Compensation Policy and its compliance with applicable law, provided there has been a material change to the circumstances existing at the date of the policy’s adoption, or for other reasons. Subject to Section 14.2 above, changes to the Compensation Policy, if any, will be approved in accordance with applicable law.
In addition, the Compensation Committee will review from time to time the implementation of the Compensation Policy, and if the Compensation Committee deems it appropriate, the Compensation Committee will recommend to the Board of Directors to update the Compensation Policy.